OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Ginjan Bros, Inc.

c/o Ginjan Bros, Inc.
800 Grand Concourse - 1 JS

Bronx, NY 10451

https://www.drinkginjan.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Convertible Promissory Notes

Note converts to **common stock** when the company raises $1,000,000 in a qualified equity financing

Maturity Date: 12. 31. 2020

Valuation Cap: $10,000,000

Discount Rate: 15%

Annual Interest Rate: 6%

Maximum ($1,070,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

What is a Convertible Note?

A convertible note offers you the right to receive common stock in Ginjan Bros, Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per security is set based on a $10,000,000 Valuation Cap or if less, then you will receive a 15% discount on the price the new investors are purchasing. You also receive 6% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive common stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis), subject to the discount, if applicable.

Company	Ginjan Bros, Inc
Corporate Address	800 Grand Concourse - 1JS, New York, NY 10451
Description of Business	We develop and commercialize functional beverages based on traditional African recipes. Distributed through our branded coffee houses, and third party retailers.
Type of Security Offered	Convertible Promissory Notes

Purchase Price of Security Offered	To be determined in the next priced round.
Minimum Investment Amount (per investor)	$350

Perks*

$350-999 — Receive the Spirit Card (Yellow) that allows you 5% discount at Ginjan Café and drinkginjan.com + receive an extra card for friends and family + receive a shipped** case of Ginjan + enjoy a 5% discount code to share with more friends and family.

$1000-4999 — Receive the Energy Card (Green) that allows you 10% discount at Ginjan Café and drinkginjan.com + receive 2 extra cards for friends and family + receive a shipped** case of Ginjan + enjoy a 10% discount code to share with more friends and family.

$5000-24999 — Receive the Power Card (Amber) that allows you 15% discount at Ginjan Café and drinkginjan.com + receive 3 extra cards for friends and family + receive 2 shipped** cases of Ginjan as well as truly exclusive swag + enjoy a 15% discount code to share with more friends and family.

$25,000+ Receive the Vibranium Card (Slate) that allows you 20% discount at Ginjan Café and drinkginjan.com + receive 4 extra cards for friends and family + receive 2 shipped** cases of Ginjan as well as truly exclusive swag + enjoy a 20% discount code to share with more friends and family.

All perks occur after the offering is completed.

**Cases are shipped to anywhere in the US & Canada.*

The 10% Bonus for StartEngine Shareholders

Ginjan Bros, Inc will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Anything expressed below without reference to an outside source is our opinion and our opinion only, based on experience or observation, and should not be construed as anything but our opinions.

---*Description of Business*---

   Ginjan Bros, Inc. develops and brings to market beverages inspired by traditional African recipes that are good for you, delicious, and always made with fresh, natural ingredients. Additionally, we will own and operate cafes in major metropolitan areas.

Product line: Fresh, organic traditionally African inspired beverages in the main, wholesale, product line. Hot & cold beverages, snacks, art, prepared foods, and private event services in the brick and mortar "Ginjan experience" shops.

Benefits of Product line: The specific health benefits will vary by individual product, but one common thread among them all will be their functional attributes (immunity boost, digestive aid, joint health, energy-boosting, etc...), and their fresh and organic attributes. Although the functional attributes will be at the forefront of the product line, they will not come at the expense of flavor.

Target Customer: 24-54 year old middle class females. Naturally, consumers of Afro-Carribean descent with familiarity of our beverages will be an important group as we grow. It is our experience, supported by market research conducted alongside the Columbia Business School, that the origin stories of our company and product(s) resonate better with the aforementioned demographic.

Ginjan Bros differentiator: We believe we are the first producer and marketer of traditional African beverages in the United States, and we'll offer a very unique set of offerings in our retail locations. In the following sections, you'll learn a little more about our sales channels, revenue streams, supply chain, competition, liabilities, and customer relationship management processes.

The company under which we've operated since inception in 2015, Ginjan Bros, LLC (a New York State Limited Liability Company) has transferred all of its assets and liabilities to Ginjan Bros, Inc. (A Delaware C-corporation). This is being done because an C-corporation is a more fitting entity for a large number of shareholders that will results from equity crowdfunding.

---*Sales, Supply Chain, Key activities (operations), & Customer Base*---

SALES

Branded Retail Locations:

We plan on establishing physical stores to use as a revenue source, and to serve as a customer facing experiential concept that will strengthen the brand, and help lift sales at other third party outlets. Through these locations, we'll be able to sell our packaged products, and showcase a number of use cases for our product lines. For example, we'll be able to serve our current Ginjan product in a variety of hot and cold concoctions, as well as use it to showcase some of our future products, before introducing them to the general marketplace. This will also enable us to serve other African fare that are typically complementary of our beverage products; perhaps a prelude to our entry into the snack and packaged food market.

The general trend in ethnic product adoption into the mass market starts at the restaurant/café level, as folks have a tendency to try new foods when dining-out; and only then will they seek it out in traditional supermarkets. This has been true for Italian, Chinese, Thai, Indian, and every other ethnic food that has become a mainstay of American culture. We aim to do the same with our brand, by building out select retail outlets in high-traffic urban areas as we expand the wholesale side of the business into new markets.

Third Party Retail:

This channel is an aggregate of all the retail locations that are not operated by Ginjan Bros, Inc. Supermarkets, convenience stores, drug & pharmacy stores, online platforms, Nightclubs, Restaurants, and so on. These channels will be developed independent of the brick and mortar locations, but they will serve to re-enforce one another in order to help gain mindshare with the customer.

eCommerce:

Online sales through third party platforms fall under the channel above; here we simply consider sales through our website.

REVENUE STREAMS

Branded Retail Locations:

Revenue in this channel will consist of sales from: hot & cold beverages (~60%), food products (~16.4%), Packaged and single serve beverages (~13%), and merchandise (~10.5%). Although we'll have more fixed overhead in this channel, we'll be operating on margins that are as high as 80%. We estimate that each store will net ~20% of sales. The percentages above are representative of the revenue distribution of Starbucks from 2009 to 2015*. Although our offering will vary in some sense, it is a good starting point to estimate our revenue split among the different categories that will be sold in our retail locations. We are confident in being able to deliver higher profit margins than other players in the coffee shop business because our product mix will have items with much higher margins and unit prices.

*Starbucks annual reports 2009-2015

Third Party Retail:

Revenue from this channel will be via sales to our distributors. Our margins in this channel are currently at 41%, but we have a clear path to get this above 50%, by savings we'll realize through better sourcing and economies of scale.

eCommerce:

Sales through our website will be a critical component of building the brand outside our distribution area in the short term. Additionally, this is a specially desirable channel due to the fact that we can use it to disseminate detailed information about our brand to attentive customers and further build brand loyalty. Our margins in this channel are ~55%.

CUSTOMER BASE & CUSTOMER RELATIONSHIP MANAGEMENT

Target Customer: 24-54 year old middle class females. Naturally, consumers of Afro-Carribean descent with familiarity of our beverages will be an important group as we grow. It is our experience, supported by market research conducted alongside the Columbia Business School, that the origin stories of our company and product(s) resonate better with the aforementioned demographic.

We'll have three primary touch points with our customers.

Customer facing — Branded Retail Locations:

This is really one of the primary motivation in having the brick and mortar locations.

It is by far the highest value customer relationship management outlet for the company. At our branded locations, we get to treat our customers to the full experience we want them to associate with our brands. Additionally, this is a less risky way to spend our marketing dollars, than purely spending it on in- store demos that have difficult to track ROI, and require a significant war chest to implement.

Customer facing — product demos in third party outlets:

Here, the motivation doesn't change, but given the unique nature of product line, we use demos at the point of purchase to encourage product trials, and further exploration of the brand. Although it is not the most efficient way to encourage product trial, it is by far the most effective one, and it makes retailers happy.

Digital — Social media & email:

In this channel, we'll focus on communicating the lifestyle benefits associated with our products via newsletters, blogposts, and social media channels. This will range from recipes and "How To's" to health tips and activity recommendations. The social media channels will also serve as a customer service tool, and a way to keep our fans abreast of any new developments (scheduled product demos in their neighborhoods, special offers, etc.). All with the intention to further engrain the brand's value proposition.

SOURCING & SUPPLY CHAIN MANAGEMENT

Currently, all of our ingredients are supplied by local distributors that source their products from either another larger distributor, or from an importer. Eventually we'd like to get all of our ingredients at the source. In fact, one of the primary motivators for us to launch our enterprise is to help farmers from our native Guinea, as well as other African nations gain an end market for their crops -- Assuming it makes business sense to do so. Not only will we work with them to grow the ingredients we need for our products, we also plan on helping them build capacity and navigate the regulatory hurdles that prevent them from exporting their goods to Western markets. This will enable us to give back to the community, and at the same time benefit from much lower cost of goods, and have full control of our supply chain.

However, currently not only do we have a robust supplier locally here in NYC, we've also established relationships with farmers of our produce so that we're ready to go to the source once our volumes can support the minimums required by large international traders. Organic Ginger farmers from Peru, Guinea, and Nigeria; Pineapple farmers from Costa Rica and Ghana; Spice traders of our Vanilla and Anise in Rwanda and Madagascar.

KEY ACTIVITIES

Production:

Production here refers to beverage production activities for the bottled juice, as well as any food items that will be prepared for sale in the branded retail locations. Ideally, the retail location will have a dedicated kitchen space that will allow for juice production. This will streamline operations and reduce overhead associated with running both a physical shop, and an off-site production facility. This however will not be the long term solution for expanding the wholesale arm as we grow to volumes that cannot be accommodated in a commercial kitchen. When that time comes, there will be a need for a dedicated manufacturing facility. We will potentially altogether forego having a production facility and use a co-packer. This will free us up to focus on sales and marketing, and save a significant amount of upfront capital expenditure.

Since we plan on offering well curated local food artisans product, coordinating with those suppliers will be an integral portion of the "production" efforts.

Sales:

Given the fact that we've already secured a distributor that has access to 5000+ doors to distribute into in the tri-state area, our sales efforts will be focused more on driving "buy-in" at the store level, than on actually convincing buyers to carry our brand. At some point, when the time is right to expand beyond the tri-state area (around the third year), sales efforts will be focused on high level deals at the regional level for chains, like Wegmann's, Whole Foods, Publix, etc...

Sales efforts in the brick and mortar locations will be predicated on a well trained staff that delivers outstanding customer service, a high-quality and delicious product mix, an environment that encourages consumption, and loyalty programs aimed at building customer loyalty.

Sales support:

Product demonstrations and merchandising will be crucial in making the wholesale channel successful. Wholesale expansion, being faster to scale, is crucial in building a high growth company. We therefore plan on having a robust presence in the third party retail locations in order to drive brand awareness, and encourage product trial as much as possible. We've had great success with this in the locations we've been able to properly support thus far; so it only makes sense to double down on this strategy.

Competition---

UNITED STATES MARKET (short to mid term)

Our competitors fall under 3 general categories:

1. Cold-pressed functional beverages that are ginger flavored. These essentially use ginger to add a hint of ginger and either attract a clientele that is used to ginger ales or that is looking for the many health benefits of ginger.
2. Concentrated ginger drinks/shots meant for mixing or for consumption when ill.

Flavor is not tantamount here, it is purely used for its benefits.
3. Ginger ales. The strength of the ginger is weak, and is essentially a carbonated soft drink with an alternate flavor to the colas.

Our product line, Ginjan, marries the best of all three. It starts out a little sweet on the palate, then the spicy ginger kicks in at the back of the throat for an invigorating feeling, and the whole experience is finished by the aromas of the vanilla and anise spices. It is unlike any beverage on the market... It can be consumed cold or steamed, either by itself or as a mixer (especially in cocktails).

AFRICA, LATAM, & ASIA (long term)

The challenge in Africa is the fact that there are few companies that have well branded, scalable products that focuses on the traditional space; as there's no shortage of western style beverage (sodas and synthetic energy drinks). So the competition is essentially small enterprises with a non-existent international presence.

In the Asian and LATAM markets, although ginger is extensively consumed, it is typically either cooked, or steeped in hot beverages in the form of teas. We believe that this market will readily embrace Ginjan!

--*Liabilities and Litigation*---

We do not, and have not ever in the past, have had any litigations on the business.

Our liabilities primarily stem from the fact that we operate food related businesses that fall under the purview of the FDA on the national level, and the New York Department of Agriculture and Markets for our facilities. We are compliant and have all the licenses necessary to operate, and are FDA registered. Although we cannot anticipate future legal challenges, we are well equipped to handle any such challenge that may arise in the future, by prioritizing our compliance efforts in all aspects of our operations.

The team

Officers and directors

Mohammed Diallo	CEO and Director
Ibrahima Diallo	COO and Secretary

Mohammed Diallo
Mohammed is the Co-founder and CEO of Ginjan Bros, Inc. He sets the vision, leads

strategy, and ensures project execution and alignment with the company's goals. Mohammed's background is in the financial and legal services. He spent 5 years advising clients on a variety of financial products at one of the nation's largest and most historied insurance and financial services firms, New York Life. In addition to providing his expertise to help steer finances and oversee strategy for Ginjan Bros, he has for the last two years lent his skills to a high growth venture backed financial technology startup in NYC. Mohammed's hold a B.S in Business Administration & Management from Mercy college, where he played collegiate soccer on scholarship. Upon successful completion of this round of funding, Mohammed will focus all of his efforts on realizing the full potential of Ginjan Bros, Inc. He currently spends ~ 30 per week on the company. Mohammed is an anime expert and loves music. --------------- ----------Work History----------------------------- Company: Policy Genius (current primary employer) Title: Case Manager Dates: Jan 2017- Present Company: Ginjan Bros Title: Co-founder CEO Dates: Jul 2015- Present Company: New York Life Title: Licensed Agent Dates: Oct 2012 - Jan 2017 For a more detailed and complete profile on Mohammed's experiences, please visit his LinkedIn profile.

Ibrahima Diallo
Ibrahima "Rahim" leads operations full time for Ginjan Bros, Inc. Rahim is a Materials Engineer by training, with ~ 10 years of experience in the hospitality industry dealing with food and wine purveyors in a variety of specialities, including: Italian, Chinese, Mediterranean, West African, South African, & Irish. Rahim's latest role was as a Food and Beverage Manager at an event space, bar and restaurant in Harlem with a turnover of over $1MM per year. Rahim holds a B.S in Biomaterials engineering from Michigan State University, and a Master's in Materials Science, focusing on electrochemical devices, mainly fuel cells for transportation and power generation. Rahim is a member of the National Society of Black Engineers. Rahim is an avid reader and a fan of the art of motion pictures (kids today call it movies). -------------------- ----Work History----------------------------- Company: Ginjan Bros Title: Co-founder / COO Dates: May 2015- Present Company: My Image Studios Title: Food & Beverage Manager Dates: Nov 2014 - Dec 2015 Company: Experteer Title: Senior Analyst Dates: May 2013 - Dec 2014 For a more detailed and complete profile on Rahim's experiences, please visit his LinkedIn profile.

Number of Employees: 5

Related party transactions

Ginjan Bros, Inc. will, upon the completion of this financing round, will absorb all the assets and assume all the liabilities of an existing entity. Ginjan Bros, Inc., the company in this offering has no debt. But the absorbed company will have the following debt that will be assumed by Ginjan Bros, Inc. The debt below is owed to the wife and sister-in-law of the Co-founders Mohammed Diallo and Ibrahima Diallo, respectively. Debt Issuer: Nora Lamraidi Debt type: Interest free family debt Debt maturity: flexible Interest rate: 0% Opening balance: $50,000.00 Current balance (as of 09.06.2018): $50,000.00 Repayment schedule: N/A $74,500.46 is the total amount that will be assumed by Ginjan Bros, Inc. upon successful completion of this financing event; and the subsequent absorption of Ginjan Bros, LLC.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Early stage company risk** You are investing in a relatively young company. So naturally, you're assuming more risk than you would in a mature enterprise. However, we're certain your returns will more than make up for this risk. At our stage, our risks are mainly execution and market related. We've already proven we can execute by bootstrapping our way to this stage in one of the most brutal industries; and we're also highly differentiated in our product line and brand positioning. We'll be actively working to mitigate these, and future risks when they arise as much as operationally possible.

- **Market adoption risk** Generally speaking here, we're alluding to the market not receiving our offerings the way we anticipate. The food and beverage industry is a very trend driven industry that sees waves of products come and go in as little as five years to a decade. Although this is real, we have an number of advantages going for us. We're commercializing product(s) that have a long history of consumption all over Africa, with a flavor profile that is recognizable the world over. We spent a year doing R&D, conducting market research, and overall getting a good understanding of the competitive landscape before launching. So although we can never fully de-risk our business, we believe our offerings will be one of the long lived ones.

- **Human resources risk** Here, our concern is not being able to attract the talent we need for key roles in operations, compliance, finance, marketing, and sales. Adding to that, the booming current economic conditions and corresponding low unemployment rates makes it even more difficult to find the appropriate talent at the right roles. Fortunately for us, the food and beverage manufacturing and distribution industry is structured in such a way that we can run a very lean team that focuses on sales and marketing. There is a vast and well established network of co-packers to handle the production, distribution companies with sales teams that we can leverage, brokers that can help us with a lot of the business development side, and suppliers that can handle a lot of the sourcing efforts. Additionally, given our extensive network in the beverage and hospitality industries, we have the ability to develop a lot of talent in-house for those roles that cannot be easily outsource (i.e. baristas for our retail operations. We also have access to industry veterans where we need access to specific expertise.

- **Regulatory risk** Food and beverage is a highly regulated industry. So despite the odds being low, there's a chance that a regulation that is counter or burdensome to our business -- However, where those regulations are to protect the public, we're in full support of them and comply fully. Failure to comply with federal or local regulation could result in temporary or permanent closure of our operations. Most recently, the Obama administration implemented the Food Safety Modernization Act (FSMA) on January 4, 2011 that shifted the focus of the FDA's policy from one of response to one of prevention. The consequence of those changes to our business is the requirement of having a Hazard Analysis and Critical Control Point (HACCP) in place that is to be maintained at all times. Since those requirements were in place before we launched our operations, we've been aware of them since inception. In fact, we've developed in-house capabilities to deal with this by having our COO acquire the certification to prepare and maintain our HACCP plan; from Cornell University's College of Agriculture and Life Sciences. In addition to requirements added by FSMA, we're FDA registered and in full compliance with the New York department of agriculture and markets. We also have standard operating procedures that set the guidelines for the sanitary operation of our business, as well as a product recall plan in place to ensure a swift and complete redress of any product issues that end up in the market place. We will continue to run our operations in full compliance with the rules and regulations of the industry and geographies we do business in.

- **Supplier risk** We depend on agricultural goods for our products. So the vagaries of nature may affect the availability and cost of our inputs. There effects of global warming are having a marked impact on the historical output of farm products. Ending up in poor crops, shifted times at which products come to market, and increased competition for products in years of lean harvests. Fortunately for us, the products we use as inputs are abundantly supplied in the global marketplace. Out of the ingredients in our current product, Ginjan (ginger, pineapple, lemon, vanilla, anise, and cane sugar), only the organic vanilla has seen significant shortages over the last decade. The result of this shortage has been a six-fold increase in prices and a substitution of organic vanilla by its non-organic counterpart by many producers. Given that vanilla makes up a minor component of our recipe and cost, even the six-fold price increase is still within a range that allows us to continue using the organic version without increasing our prices. We started our operations during this period of high vanilla prices, so it is very unlikely that our prices will be negatively affected by shortages in the future, as we're already paying prices on the high end of historic prices. We also address this by being very proactive in our supply chain development, and if need be, we'll make use of the futures markets to hedge our cost against future price spikes.

- **Leadership risk** Should we lose our founders/executives, for whatever reason, this will surely negatively affect the operations of the business. We might also suffer from lack of access to the appropriate leadership in key roles of our business as we grow and expand our offerings. Right from the onset, we plan on having a robust succession plan in place, and will imbue the values of the company in all new hires. So as to dampen any disturbance that may arise from the loss of a key personnel on our executive team. Additionally, we have plan on securing "key person insurance" for our most critical roles in case of extended incapacity or death. This will help mitigate direct losses realized by the loss of a key person and/or finance the recruitment of temporary or permanent replacement.

- **Liquidity risk** Our industry in most cases deals on 30 to 45 day terms of payment on invoices, so the solvency of our customers/distributors may affect our own cashflow. We mitigate this by diversifying our customer base, not only in retail distribution, but also in developing our direct to consumer channels since they pay us before product delivery. Our brick and mortar "Ginjan Cafes" will also allow us to not only get paid at the point of transaction, but also allows us to defer payment to our suppliers for 30+ days. This will mitigate the risk of the distributors' liquidity and perhaps even be advantageous to the company as an aggregate by serving as a source of short term financing.

- **Technology risk** Historically, the preferred modes of preserving beverages has been pasteurization - using heat to kill any potentially harmful organisms prior to bottling the finished product. But for our first packaged product, Ginjan, we use a technology that is relatively new to commercially produced beverages; High Pressure Processing (HPP). This is a technology that uses pressures of 187,000 psi by using water as the pressure distribution medium to achieve the mandated 5-log reduction in nefarious organism count. So, although this technology is somewhat well established today - it is used by the meat industry and a number of nationally distributed food companies - it is much less mature that the classic heat pasteurization methods that have been around since the 1800s. Our risk here is a finding that might negate the efficacy of HPP as an ideal food preservation method. Although the risk of this happening is low, it is still present. However, should this ever become a reality we have to contend with, all we would have to do is shift our bottling methods. It will temporarily slow our operations, but will not have a long lasting or irreparable effect on our business.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Mohammed Diallo, 50.0% ownership, Common stock
- Ibrahima Diallo, 50.0% ownership, Common stock

Classes of securities

- Common Stock: 7,000,000

Voting Rights *(of this security)*

The holders of shares of the Company's Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Please see our offering documents for all details pertaining to the offering.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of shares and any additional classes of preferred stock that we may designate in the future.

- Convertible Promissory Notes: 0

Note converts to **common stock** when the company raises $1,000,000 in a qualified equity financing

Maturity Date: 12. 31. 2020

Valuation Cap: $10,000,000

Discount Rate: 15%

Annual Interest Rate: 6%

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its common stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its common stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into common stock at conversion price equal to the lesser of (i) 15% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into common stock at a price per security equal to the quotient of 10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of a promissory convertible note that will convert to common stock, you will have voting rights equal to your stake in the company upon conversion. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to reinvest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-08-11.

Financial Condition

Results of Operation

Our historical cash flow is not representative of future cash flows. We've bee running a bootstrapped operations with a severely limited staff and achieved the results discussed below. It is our belief that future performance will be markedly better than our historic performance.

Ginjan Bros, Inc. the company in this offering is a brand new company with no operating history. However, it is taking over the operations of a pre-existing company (that will be dissolved), Ginjan Bros, LLC. We only made a change in legal structure to have a more appropriate vehicle for an equity crowdfunding campaign -- that is likely to result in a large number of shareholders, above and beyond what is legally allowed for a Limited Liability Company.

Ginjan Bros, Inc., upon the completion of this financing round, will absorb all the assets of an existing one, Ginjan Bros, LLC -- a NY limited liability company that focused on just the production and wholesale distribution of beverages. The entity in this offering, Ginjan Bros, Inc. will both manufactures packaged beverages, and operate brick and mortar cafes. Below, we'll discuss the results of operations for fiscal years 2016 & 2017 of Ginjan Bros, LLC as the predecessor to the company in this offering -- Ginjan Bros, Inc.

FY 2016

In 2016, we realized gross revenues of $62,560.20, with a gross profit margin of $34,383.46 (54.9%), after accounting for our cost of goods sold (COGS), freight, and delivery fees. The main expense categories deducted from the gross profit margin above were:

Auto: $16,609.79

Insurance: $3344.93

Marketing: $10,530.15

Payroll: $17,338.26

Miscellaneous other expenses: $4,479.42

After accounting for all of our expenses, we realized a net loss of $52,545.08. On our balance sheet, at the end of FY 2016, we had total assets of $19,151.26 and liabilities of $33,331.00. We started the year with an opening balance equity of $65,143.62,and ($27,063.78) in retained earnings. Realizing a total tangible/cash equity loss of ($14,465.24). At the end of FY 2016, we had $11,513.30 cash on hand.

FY 2017

In 2016, we realized gross revenues of $109,823.58, with a gross profit margin of $70,123.84 (63.8%), after accounting for our cost of goods sold (COGS), freight, and delivery fees. The main expense categories deducted from the gross profit margin above were:

Auto: $18,299.61

Insurance: $5,790.40

Marketing: $19,571.27

Payroll: $752.16

Miscellaneous other expenses: $6,165.54

After accounting for all of our expenses, we realized a net loss of $93,282.70. On our balance sheet, at the end of FY 2017, we had total assets of $27,003.16 and liabilities of $33,126.26. We started the year with an opening balance equity of $166,768.46, and ($120,769.89) in retained earnings. Realizing a total tangible/cash equity loss of ($6,123.10). At the end of FY 2016, we had $17,745.28 cash on hand.

Financial Milestones

Ginjan Bros, Inc. has no operating history, so the discussion below will focus on the operational and liquidity challenges anticipated by the business.

Operational challenges

Our operational challenges can be segmented into the following categories: Sourcing (supply chain), manufacturing, distribution, and financing.

SOURCING / SUPPLY CHAIN

Although we have a well established source for all the produce we use for our one product at the moment, we cannot with any certainty predict what the availability for farm products maybe in the long term. Given the reliance of agricultural inputs on weather patterns. Additionally, we will have a number of products in our packaged beverage line that aren't currently readily available in the United Stated States, so there will be significant capacity building needed with farmers in order to have a secure supply of those new inputs.

MANUFACTURING

In the short term, we'll manufacture our products in a commercial kitchen that the entity we'll absorb, upon completion of this financing round, is already operating out of. Our future manufacturing challenges will stem from our ability to find appropriate co-packer with all the right equipment and certifications to make our product(s). On the cafe side, we'll mainly rely on local businesses to supply the majority of our fare. Our risk there is mainly centered around the reliance on small enterprises that may not be financially solvent in the mid to long term. We'll mitigate this by having redundancy in our supply chain.

DISTRIBUTION

Our risk here is low. We've already secured a regional distributor, and if we continue to perform, we'll have little trouble securing additional ones when the time comes to expand in other regions or nationally. Our main risk is insolvency of our distributor, in which case our operations will be momentarily disrupted in the time it takes to secure a new one. Another risk is the small possibility of being "dropped" by our distributor for failure to perform in stores, failure to provide sufficient inventory, in order for them to bring onboard a competing brand, or for other reasons we cannot anticipate at the moment.

FINANCING

Failure to raise an inadequate amount of capital later in our growth is of one our biggest risks. We'll mitigate this being running an operation that relies less on venture capital and more on revenue from operations. On the operational side, being involved with distributors that do not pay on time could strain our working capital; we mitigate this by having tight contracts with very clear delineation of performance standards and expectations. Finally, our own ability to manage our finances with suppliers and internally to control spending so as to remain solvent and thriving. We mitigate this risk by having a strong financial operator supervising our books, and putting very clear checks and balances in place to catch any irregularity at the earliest stages.

Liquidity and Capital Resources

Ginjan Bros, Inc., upon the completion of this financing round, will absorb all the assets and assume all the liabilities of an existing entity. We'll frame the liquidity and capital resources discussion around the combined assets of both companies.

LIQUIDITY & CAPITAL RESOURCES

We have enough liquidity to operate the packaged beverage side of the business without a capital injection. Our motivation for raising this capital is to be able to grow faster and capture more opportunities that present themselves, and expand our distribution footprint. This will allow us to bring more products to market, and supercharge our sales & marketing efforts. It also allows us to launch what will be the first of many company operated cafes.

Therefore, receiving these funds is necessary for the viability of the full vision of the founders. At the current pace of the existing company's wholesale operation, the company can continue operating for another 18 months without a capital injection; albeit in a limited capacity and without the retail arm of the business. Completing this financing round to the full allowed amount under regulation crowdfunding of $1,070,000.00 will allow us to operate the wholesale and retail sides of the business indefinitely, as we'll be cash flow positive from the outset and break even after ~ 14-18 months. Reaching the minimum amount of $10,000.00 will have little to no impact on our operation, as described above in the "no capital injection" scenario.

In conjunction with this crowd offering, we're in active conversation with accredited investors, so that even if we do not reach our desired maximum via crowdfunding, we will be able to make up the difference with private investors. Those conversations are fairly advanced, and in the due diligence stage. Finally, should the need arise, we - the founders - are prepared to lend our earnings, savings, and/or personal lines of credit to continue funding the business.

Indebtedness

Ginjan Bros, Inc. will, upon the completion of this financing round, absorb all the assets and assume all the liabilities of an existing entity, Ginjan Bros, LLC (that will be dissolved). Ginjan Bros, Inc., the company in this offering has no debt. But the absorbed company will have the following debt that will be assumed by Ginjan Bros, Inc. Debt Issuer: American Entrepreneurship Award Relationship to Ginjan Bros: Grant maker / Creditor Debt type: Grant or interest free debt Debt maturity: 12.31.2021 Interest rate: 0% Opening balance: $25,000.00 Current balance (as of 09.06.2018): $20,000.00 Repayment schedule: $5,000.00 annually in one lump sum Debt Issuer: Kiva.org Relationship to Ginjan Bros: Creditor Debt type: Interest free debt Debt maturity: 05.26.2019 Interest rate: 0% Opening balance: $10,000.00 Current balance (as of 09.06.2018): $2,500.46 Repayment schedule: $277.77 monthly Debt

Issuer: Nora Lamraidi Relationship to Ginjan Bros: Wife and Sister-in-law of Co-founders Mohammed Diallo and Ibrahima Diallo, respectively. Debt type: Interest free family debt Debt maturity: flexible Interest rate: 0% Opening balance: $50,000.00 Current balance (as of 09.06.2018): $50,000.00 Repayment schedule: N/A $74,500.46 is the total amount that will be assumed by Ginjan Bros, Inc. upon successful completion of this financing event; and the subsequent absorption of Ginjan Bros, LLC.

Recent offerings of securities

None

Valuation

$10,000,000.00

Given the early stage of the company, we do not want to price our shares and valuation based on a number that merely reflects the opinion of the founders or investors (where each will negotiate for the most favorable terms). Therefore, an interest bearing promissory note with a cap, and/or a discount to the next round is the most logical way to go in our opinion. ---Justification of the valuation cap-- Honestly speaking, setting a valuation cap is more art than science. Because you the investor wants this to be as low as possible, so that your investment will convert to a bigger share of the company. Us the founders on the other hand, want you to benefit from taking a risk alongside us, but we'd like to keep more of the company due to the extraordinary efforts required to build a successful venture. Having said that, our reason for setting our valuation cap at $10MM is based in part on the following: 1. We've secured a distributor with access to enough points of sales (5,000+). 2. We have established relationships with suppliers that secures us access to the ingredients we need as we grow. 3. We spent over a year organizing our operations in order to secure organic certification. 4. In our opinion, we have a first movers advantage in establishing our brand as the premier brand for African themed food and beverage products in the U.S. We deem it necessary to reiterate that, the cap is not there to set the price at which you're buying stock in Ginjan Bros, Inc., but rather to protect you from losing out on too much of the upside should we outperform, which we very much intend to do. The incentive to get our valuation in the next priced round to $10MM should make you feel good about our motivation to get out there and build the company.

USE OF PROCEEDS

It is self evident that the use of proceeds will be dictated by the amount raised. So instead of giving you a description of every possible scenario of how the capital will be allocated based on every value between $10K and $1.07MM, we'll focus on three scenarios: minimum ($10,000.00), medium ($500,000.00), and maximum ($1,070,000); all amounts are before fees and expenses.

1. In case we hit the minimum of the target amount, ~ $10,000.00 minus fees and expenses

This will have no material impact on our current state. We will use all the proceeds to support our current marketing efforts.

2. In case we hit the halfway mark of the target amount, $500,000.00 minus fees and expenses

This will allow us to build out and open what will be the first of many company owed and operated Ginjan Cafes. It will also allow us to have a limited expansion of our wholesale distribution footprint in the New York City tri-state area.

3. In case we hit the full the target amount, $1,070,000.00 minus fees and expenses

This will allow to fully implemented our product, marketing, and operation strategies. We will be able to open the first of many Ginjan Cafes, possibly a second one within a year to 18 months; expand distribution in most of the northeast and nationally within the next 24-36 months; expand our product lines; and move up the supply chain in order to secure favorable pricing for all of our inputs, from ingredients to packaging.

The table below illustrates the general categories of expenditure in the minimum and maximum scenarios described above.

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses	n/a	$10,000
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$995,800
Use of Net Proceeds:		
Capital Expenditure	$0	$360,000
R&D	$0	$75,000

Marketing	$9,400	$85,000
Debt Servicing	$0.00	$74,500.46
Working Capital	$0	$250,000
Reserve Capital	$0	$116,000
Misc.	$0	$35,299.54
Total Use of Net Proceeds	$10,000.00	$1,070,000.00

In summary:

We are raising a million dollars in order to be able to:

1. Expand our distribution footprint, from the NYC area to the whole Northeast and Mid-Atlantic. With an eye on national distribution in the near future.

2. Open our flagship, and the first of many "Ginjan Cafes"

3. Develop and bring to market additional SKUs that we've already started developing

Should we fall short of the full $1MM we're seeking, we'll adjust our ambition accordingly as explained above, to make the most of the raised capital.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that we cannot anticipate at this moment. This may include fees and expenses we incurred in marketing this equity crowdfunding, and other expenses during our day to day operations that we cannot reasonable anticipate at the moment. Hence the reason for budgeting for miscellaneous expenditures and capital reserves. Additionally, given that Ginjan Bros, Inc. will absorb and assume all the assets and liabilities of Ginjan Bros, LLC. As such, we will use some of the proceeds to service debt accrued by Ginjan Bros, LLC. Below is the list of debts currently held by Ginjan Bros, LLC that will be assumed by Ginjan Bros, Inc. Debt Issuer: American Entrepreneurship Award Relationship to Ginjan Bros: Grant maker / Creditor Debt type: Grant or interest free debt Debt maturity: 12.31.2021 Interest rate: 0% Opening balance: $25,000.00 Current balance (as of 09.06.2018): $20,000.00 Repayment schedule: $5,000.00 annually in one lump sum Debt Issuer: Kiva.org Relationship to Ginjan Bros: Creditor Debt type: Interest free debt Debt maturity: 05.26.2019 Interest rate: 0% Opening balance: $10,000.00 Current balance (as of 09.06.2018): $2,500.46 Repayment schedule: $277.77 monthly Debt

Issuer: Nora Lamraidi Relationship to Ginjan Bros: Wife and Sister-in-law of Co-founders Mohammed Diallo and Ibrahima Diallo, respectively. Debt type: Interest free family debt Debt maturity: flexible Interest rate: 0% Opening balance: $50,000.00 Current balance (as of 09.06.2018): $50,000.00 Repayment schedule: N/A $74,500.46 is the total amount that will be assumed by Ginjan Bros, Inc. upon successful completion of this financing event; and the subsequent absorption of Ginjan Bros, LLC.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company's annual reports will be available within 120 days of the end of the issuer's most recent fiscal year (ending December 31 of the active year). The company will make annual reports available on: https://www.drinkginjan.com in the section titled "Annual Reports".

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ginjan Bros, Inc.

[See attached]



350 West Broadway • New York, NY • 10013 • +1 516-418-3153
www.bigappletaxreturn.com


Ginjan Bros, LLC.
Independent Accountant Report: FY 2016 & FY 2017


Ginjan Bros, LLC.
Financial Statements and Supplementary Information
Table of Contents

	Page

Independent Accountant's Review Report

To the Members & Management Team

Ginjan Bros, LLC.

Bronx, NY

I have reviewed the accompanying financial statements of Ginjan Bros, LLC. (a New York State Limited Liability Company) which comprise the balance sheet as of August 21, 2018 and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require myself to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Busayo Ogunsanya, CPA MST

Busayo Ogunsanya, CPA MST
BigAppleTaxReturn

New York, NY
October 1, 2018

See Accompanying Notes and Accountants' Report

Profit and Loss

January - December 2016

	Total
INCOME	
Sales Of Product Income	62,560.20
Total Income	**62,560.20**
COST OF GOODS SOLD	
Cost of labor - COS	100.00
Freight & Delivery	1,630.47
Supplies & Materials - COGS	14,321.70
Bottles	7,066.56
HPP Tolling Fees	2,327.81
Labels	2,050.27
Supplies	679.93
Total Supplies & Materials - COGS	26,446.27
Total Cost of Goods Sold	**28,176.74**
GROSS PROFIT	**34,383.46**
EXPENSES	
Auto	1,099.25
Gas	3,325.53
Maintenance	4,083.14
Monthly Payments	2,933.50
Parking	3,639.02
Rental	1,211.93
Tolls	317.42
Total Auto	16,609.79
Bank Charges	894.00
Dues & Subscriptions	3,463.61
Employee - Transportation	598.82
Insurance	1,115.07
General Liability	2,229.86
Total Insurance	3,344.93
Job Materials	1,524.12
Legal & Professional Fees	1,895.36
Marketing	538.45
Advertising	7,060.91
Digital Ads	1,259.55
Promotional Meals	1,671.24
Total Marketing	10,530.15
Meals and Entertainment	1,295.84
Office G&A	2,122.78
Payroll/Employee Expenses	5,210.00
Employee - Professional Training	1,078.00
Taxes	185.26
Wages	10,865.00

	Total
Total Payroll/Employee Expenses	17,338.26
Rent or Lease	22,916.01
Repair & Maintenance	693.09
Shipping and delivery expense	356.38
Subcontractors	1,123.45
Taxes & Licenses	705.10
Tools	423.05
Travel	81.23
Uncategorized Expense	4,341.42
Utilities	1,150.57
Total Expenses	91,407.96
NET OPERATING INCOME	-57,024.50
OTHER EXPENSES	
Miscellaneous	23.18
Reconciliation Discrepancies	-4,502.60
Total Other Expenses	-4,479.42
NET OTHER INCOME	4,479.42
NET INCOME	$ -52,545.08

Balance Sheet

As of December 2016

	Total
ASSETS	
Current Assets	
Bank Accounts	
Spark Business Cashback Checking (9121)	11,513.30
Total Bank Accounts	**11,513.30**
Accounts Receivable	
Accounts Receivable	5,167.05
Total Accounts Receivable	**5,167.05**
Other Current Assets	
Employee Cash Advances	
Rahim	100.00
Total Employee Cash Advances	**100.00**
Total Other Current Assets	**100.00**
Total Current Assets	**16,780.35**
Fixed Assets	
Equipment	705.33
Intangible Assets	657.21
Other fixed assets	608.37
Total Fixed Assets	**1,970.91**
Other Assets	
Licenses	400.00
Total Other Assets	**400.00**
TOTAL ASSETS	**$19,151.26**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	239.10
Total Accounts Payable	**239.10**
Other Current Liabilities	
Payroll Liabilities	
Federal Unemployment (940)	9.00
NYS Employment Taxes	20.51
NYS Income Tax	16.89
Total Payroll Liabilities	**46.40**
Total Other Current Liabilities	**46.40**
Total Current Liabilities	**285.50**
Long-Term Liabilities	
AEA -- Libra Group	25,000.00
Kiva Loan	8,331.00
Total Long-Term Liabilities	**33,331.00**

	Total
Total Liabilities	33,616.50
Equity	
Opening Balance Equity	65,143.62
Retained Earnings	-27,063.78
Net Income	-52,545.08
Total Equity	-14,465.24
TOTAL LIABILITIES AND EQUITY	**$19,151.26**

Ginjan Bros, LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-52,545.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-4,341.57
Employee Cash Advances:Rahim	-100.00
Accounts Payable	-2,560.90
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-6.89
Payroll Liabilities:NYS Employment Taxes	11.28
Payroll Liabilities:NYS Income Tax	13.54
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-6,984.54**
Net cash provided by operating activities	**$ -59,529.62**
INVESTING ACTIVITIES	
Intangible Assets	-506.35
Net cash provided by Investing activities	**$ -506.35**
FINANCING ACTIVITIES	
AEA -- Libra Group	25,000.00
Kiva Loan	8,331.00
Opening Balance Equity	38,366.08
Net cash provided by financing activities	**$71,697.08**
NET CASH INCREASE FOR PERIOD	**$11,661.11**
Cash at beginning of period	-147.81
CASH AT END OF PERIOD	**$11,513.30**

Profit and Loss

January - December 2017

	Total
INCOME	
Sales Of Product Income	109,823.58
Total Income	**109,823.58**
COST OF GOODS SOLD	
Cost of Goods Sold	2,176.87
Freight & Delivery	253.60
Subcontractors - COS	1,000.00
Supplies & Materials - COGS	12,405.98
Bottles	7,390.85
Ginger	886.39
HPP Tolling Fees	4,475.80
Labels	4,215.12
Lemon	907.10
Organic Cane Sugar	1,006.71
Pineapple	1,862.43
Supplies	2,249.56
Vanilla	869.33
Total Supplies & Materials - COGS	**36,269.27**
Total Cost of Goods Sold	**39,699.74**
GROSS PROFIT	**70,123.84**
EXPENSES	
Auto	63.62
Gas	3,692.39
Insurance	5,572.28
Maintenance	2,660.52
Parking	5,818.80
Tolls	492.00
Total Auto	**18,299.61**
Bank Charges	2,872.10
Dues & Subscriptions	1,036.06
Employee - Transportation	2,392.63
Insurance	
General Liability	5,790.40
Total Insurance	**5,790.40**
Job Materials	1,302.97
Legal & Professional Fees	12,433.39
Marketing	15,955.45
Advertising	2,458.26
Digital Ads	225.56
Promotional Meals	932.00
Total Marketing	**19,571.27**
Meals and Entertainment	5,533.40

	Total
Office G&A	3,861.21
Payroll Expenses	
Taxes	79.08
Wages	673.08
Total Payroll Expenses	752.16
Payroll/Employee Expenses	887.31
QuickBooks Payments Fees	4,058.08
Rent or Lease	15,145.00
Repair & Maintenance	2,691.50
Shipping and delivery expense	13,061.67
Stationery & Printing	2,144.43
Subcontractors	35,109.05
Taxes & Licenses	1,474.87
Tools	1,334.75
Travel	2,427.81
Uncategorized Expense	4,147.75
Utilities	913.58
Total Expenses	157,241.00
NET OPERATING INCOME	-87,117.16
OTHER EXPENSES	
Reconciliation Discrepancies	6,165.54
Total Other Expenses	6,165.54
NET OTHER INCOME	-6,165.54
NET INCOME	$ -93,282.70

Balance Sheet

As of December 2017

	Total
ASSETS	
Current Assets	
Bank Accounts	
Spark Business Cashback Checking (9121)	17,745.28
Total Bank Accounts	**17,745.28**
Accounts Receivable	
Accounts Receivable	2,854.00
Total Accounts Receivable	**2,854.00**
Other Current Assets	
Employee Cash Advances	
Rahim	1,551.00
Total Employee Cash Advances	**1,551.00**
Uncategorized Asset	524.37
Total Other Current Assets	**2,075.37**
Total Current Assets	**22,674.65**
Fixed Assets	
Equipment	705.33
Intangible Assets	1,299.08
Other fixed assets	608.37
Total Fixed Assets	**2,612.78**
Other Assets	
Licenses	1,715.73
Total Other Assets	**1,715.73**
TOTAL ASSETS	**$27,003.16**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-418.93
Total Accounts Payable	**-418.93**
Other Current Liabilities	
Debt from Ibrahima Diallo	-1,383.67
Payroll Liabilities	
Federal Unemployment (940)	4.04
Total Payroll Liabilities	**4.04**
Total Other Current Liabilities	**-1,379.63**
Total Current Liabilities	**-1,798.56**
Long-Term Liabilities	
AEA -- Libra Group	25,000.00
Kiva Loan	5,583.40
Shareholder Notes Payable	4,341.42

	Total
Total Long-Term Liabilities	34,924.82
Total Liabilities	33,126.26
Equity	
Opening Balance Equity	166,768.46
Retained Earnings	-120,769.89
Net Income	-52,121.67
Total Equity	-6,123.10
TOTAL LIABILITIES AND EQUITY	$27,003.16

Ginjan Bros, LLC

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-93,282.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	2,313.05
Employee Cash Advances:Rahim	-1,451.00
Uncategorized Asset	-524.37
Accounts Payable	-658.03
Debt from Ibrahima Diallo	-1,383.67
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-4.96
Payroll Liabilities:NYS Employment Taxes	-20.51
Payroll Liabilities:NYS Income Tax	-16.89
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,746.38**
Net cash provided by operating activities	**$ -95,029.08**
INVESTING ACTIVITIES	
Intangible Assets	-641.87
Licenses	-1,315.73
Net cash provided by investing activities	**$ -1,957.60**
FINANCING ACTIVITIES	
Kiva Loan	-2,747.60
Shareholder Notes Payable	4,341.42
Opening Balance Equity	101,624.84
Net cash provided by financing activities	**$103,218.66**
NET CASH INCREASE FOR PERIOD	**$6,231.98**
Cash at beginning of period	11,513.30
CASH AT END OF PERIOD	**$17,745.28**

Ginjan Bros, LLC.
Notes to the Financial Statements
October 1, 2018

Note 1: General Nature of Operations

Ginjan Bros, LLC. develops and brings to market beverages inspired by traditional African recipes that are good for you, delicious, and always made with fresh, natural ingredients.

Product line: For both FY 2016 and 2017, we marketed and sold one Stock Keeping Unit (SKU), Ginjan. A fresh, organic traditionally African inspired beverage that is made with: Fresh ginger, cold-pressed pineapple juice, fresh-squeezed lemon juice, vanilla extract, anise extract, and organic cane sugar.

Benefits of Product line: Ginjan's primary benefits are derived from its principal ingredients, ginger. As one of the most used dietary condiments in the world today, it's no wonder that the benefits of ginger are pretty impressive. With its zesty, peppery flavor and its extensive list of health benefits, ginger root is equal parts delicious and nutritious. It's versatile, easy to use and has been associated with everything from beating motion sickness to better brain function.

The health benefits of ginger are largely due to its antioxidants, anti-inflammatory properties and content of therapeutic compounds like gingerol, shogaol, paradol and zingerone.

Target Customer: 24-54 year old middle class females. Naturally, consumers of Afro- Carribean descent with familiarity of our beverages will be an important group as we grow. It is our experience, supported by market research conducted alongside the Columbia Business School, that the origin stories of our company and product(s) resonate better with the aforementioned demographic.

Ginjan Bros differentiator: We are the first producer and marketer of traditional African beverages in the United States.

SALES, SUPPLY CHAIN, KEY ACTIVITIES, & CUSTOMER BASE

SALES
Ginjan Bros, LLC saw gross revenues of $62,560.20 and $109,823.58 for FY 2016 and 2017 respectively. Our revenue streams were B2B to brick and mortar grocers via our distributor, Rainforest Distribution; and B2C through our eCommerce channels, either on our website or via third party sites like Amazon, Fresh Direct, and OurHarvest.

SOURCING & SUPPLY CHAIN MANAGEMENT
Currently, all of our ingredients are supplied by local distributors that source from larger distributors and importers. Eventually we'd like to get all of our ingredients at the source. In fact we've established relationships with a farming coop in Peru that supplies the majority of organic ginger to the American market. Once our volumes we'll allow, we'll shift all of our sourcing efforts to the farm, thereby bypassing up to three layers of margins.

KEY ACTIVITIES
Production:
All production was handled in-house, at a commercial kitchen in New York, NY.
Sales:

Ginjan Bros, LLC.
Notes to the Financial Statements
October 1, 2018

We did not have a standing salesforce for the reporting periods. We rely heavily on the sales team of our distributor, by leveraging their existing relationships with buyers. We focus our efforts on brokering larger deals for retailers that

have multiples locations. Efforts in growing chains that aren't already serviced by our distributor have been minimal however, because we still haven't exhausted the existing customers we can grow into on our distributor's territory.

CUSTOMER BASE & CUSTOMER RELATIONSHIP MANAGEMENT

Target Customer: 24-54 year old middle class females. Naturally, consumers of Afro- Carribean descent with familiarity of our beverages will be an important group as we grow. It is our experience, supported by market research conducted alongside the Columbia Business School, that the origin stories of our company and product(s) resonate better with the aforementioned demographic.

We had two primary touch points with our customers during the reporting periods.

Customer facing — product demos in third party outlets:
Given the unique nature of product line, we use demos at the point of purchase to encourage product trials, and further exploration of the brand. Although it is not the most efficient way to encourage product trial, it is by far the most effective one, and it makes retailers happy.
Digital — Social media & email:
In this channel, we focused on communicating the lifestyle benefits associated with Ginjan via newsletters, blogposts, and social media posts. The social media channels also serves as a customer service tool, and a way to keep our fans abreast of any new developments (scheduled product demos in their neighborhoods, special offers, etc.). All intended to further engrain the brand's value proposition.

Competition

Our competitors fall under 3 general categories:

- Cold-pressed functional beverages that are ginger flavored. These essentially use ginger to add a hint of ginger and either attract a clientele that is used to ginger ales or that is looking for the many health benefits of ginger.
- Concentrated ginger drinks/shots meant for mixing or for consumption when ill. Flavor is not tantamount here, it is purely used for its benefits.
- Ginger ales. The strength of the ginger is weak, and is essentially a carbonated soft drink with an alternate flavor to the colas.

Our product line, Ginjan, marries the best of all three. It starts out a little sweet on the palate, then the spicy ginger kicks in at the back of the throat for an invigorating feeling, and the whole experience is finished by the aromas of the vanilla and anise spices. It is unlike any beverage on the market... It can be consumed cold or steamed, either by itself or as a mixer (especially in cocktails).

F&B as a category continues to be a very competitive space, with lowered barriers to entry, enabled by co-packers and easy access to branding and marketing services, creating a large number of brands being launched every year. We expect this trend to continue, and will compete by continuing to do the hard work of brand building store by store.

Liabilities and Litigation

We do not, and have not ever in the past, have had any litigations on the business. Our liabilities primarily stem from the fact that we operate food related businesses that fall under the purview of the FDA on the national level, and the New York Department of Agriculture and Markets for our facilities. We are compliant and have all the licenses necessary to operate, and are FDA registered. Although we cannot anticipate future legal challenges, we are well equipped to handle any such challenge that may arise in the future, by prioritizing our compliance efforts in all aspects of our operations.

Note 2: Summary of Significant Accounting Policies

The reported financial reflect the following accounting policies:

a.) Cost of sales:

Materials: Materials used by the Company have been and are expected to continue to be readily available. The unit costs of prime materials purchases are forecasted to decrease based on bulk purchases, reducing COGS in coming years.

b.) Income taxes:

The provision for income taxes is not computed for the reported periods, as we reinvested all earned capital and did not realize a profit. Future incomes will reflect an effective federal tax rate of 21% per year. Deferred income taxes are computed based on temporary differences between the basis of assets and liabilities for tax and financial statement purposes.

c.) Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and trade receivables.

The Company maintains its cash and cash equivalents in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 3: Debt
The company has the following debts that it has been consistently servicing:

Ginjan Bros, LLC.
Notes to the Financial Statements
October 1, 2018

Debt Issuer: American Entrepreneurship Award
Debt type: Grant or interest free debt
Debt maturity: 12.31.2021
Interest rate: 0%
Opening balance: $25,000.00
Current balance (as of 09.25.2018): $20,000.00
Repayment schedule: $5,000.00 annually in one lump sum

Debt Issuer: Kiva.org
Debt type: Interest free debt
Debt maturity: 05.26.2019
Interest rate: 0%
Opening balance: $10,000.00
Current balance (as of 09.25.2018): $2,500.46
Repayment schedule: $277.77 monthly

Debt Issuer: Nora Lamraidi
Debt type: Interest free family debt
Debt maturity: flexible
Interest rate: 0%
Opening balance: $50,000.00
Current balance (as of 09.25.2018): $50,000.00
Repayment schedule: N/A

$74,500.46 in total.

Note 4: Commitments and contingencies
The company is committed to selling and transferring all of its assets and liabilities to Ginjan Bros, Inc., — a Delaware corporation headquartered in New York City — upon the successful completion of a crowdfunding round that company is undertaking, scheduled to close by 12/31/2018 or thereabouts.

Note 5: Stockholder's Equity
The company's equity is on a 50/50 split between the co-founders (Mohammed Diallo & Ibrahima Diallo). With three other persons holding Standard Agreements for Future Equity that will convert at a future financing event.

Note 6: Related Party Transactions
Ginjan Bros, LLC has a debt of $50,000, shared in note 3 above, owed to the wife and sister-in-law of the Co-founders Mohammed Diallo and Ibrahima Diallo, respectively. This debt will be serviced in part or in full out of the funds of any future available funds.

Note 7: Subsequent events
Ginjan Bros, LLC has no subsequent events to report.



Reviewed and authorized by the CEO: Mohammed Diallo



350 West Broadway • New York, NY • 10013 • +1 516-418-3153
www.bigappletaxreturn.com

Ginjan Bros, Inc.
Independent Accountant Report: June 12 - August 11, 2018

Ginjan Bros, Inc.
Financial Statements and Supplementary Information
Table of Contents

Independent Accountant's Review Report

To the Board of Directors
Ginjan Bros, Inc.
Bronx, NY

I have reviewed the accompanying financial statements of Ginjan Bros, Inc. (an C corporation) which comprise the balance sheet as of August 11, 2018 and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require myself to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Busayo Ogunsanya, CPA MST

Busayo Ogunsanya, CPA MST
BigAppleTaxReturn

New York, NY
August 12, 2018

See Accompanying Notes and Accountants' Report

Ginjan Bros, Inc.
Income Statement
As of 8/11/2018

Revenue

Revenue from sales   -

Total Income   -

Expense

  Offic Supplies expense   -
  Office Expense   -
  Office Telephone   -
  Meals and Entertainment   -
  Auto Rental Expense   -
  Other Miscellaneous Expense   -

Total Expense   -

Net Income $ -

See Accompanying Notes

Ginjan Bros, Inc.
Balance Sheet
As of 8/11/2018

ASSETS

Current assets:
    Cash and cash equivalents   -

    Total Current Asset   -

Fixed Assets
    Fixtures & Equipment   -
    (less accumulated depreciation)   -
Net Fixed Assets   -
Intangible Assets   -

Total Assets $ -

Liabilities and Shareholders Equity

EQUITY

    Common Stock, $0.00001 par. 10,000,000 shares authorized,7,000,000 shares issued and 3,000,000 outstanding   -
    Retained Earnings   -

Total Equity

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY $ -

See Accompanying Notes

Ginjan Bros, Inc.
Statement of Cash Flows
As of 8/11/2018

CASH FLOW OPERATING ACTIVITIES

Net Income	$	-
Adjustments to reconcile Net Income to net cash provided by operations:		
Change in operating assets and liabilities:		
Depreciation		-
Net cash provided by Operating Activities		-
INVESTING ACTIVITIES		
		-
Net cash provided by Investing Activities		-
FINANCING ACTIVITIES		
		-
Net cash provided by Financing Activities		-
Net cash increase for period		-
CASH AND CASH EQUIVALENTS, January 1, 2018		-
CASH AND CASH EQUIVALENTS, August 11, 2018		-

See Accompanying Notes and Accountants Report

Ginjan Bros, Inc.
Notes to the Financial Statements
August 11, 2018

Note 1: General Nature of Financial Forecasts

The financial forecast presents, to the best of management's knowledge and belief, the Company's expected financial position, results of operations, and cash flows for the forecast period. Accordingly, the forecast reflects management's judgment as of August 11, 2018, the date of this forecast, of the expected conditions and its expected course of action. The assumptions disclosed herein are those that management believes are significant to the forecast. There will usually be differences between forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

COMPANY'S ACTIVITIES:

Ginjan Bros, Inc. develops and brings to market beverages inspired by traditional African recipes that are good for you, delicious, and always made with fresh, natural ingredients. Additionally, we will own and operate cafes in major metropolitan areas.

Product line:
Fresh, organic traditionally African inspired beverages in the main, wholesale, product line. Hot & cold beverages, snacks, art, prepared foods, and private event services in the brick and mortar "Ginjan experience" shops.

Benefits of Product line:

The specific health benefits will vary by individual product, but one common thread among them all will be their functional attributes (immunity boost, digestive aid, joint health, energy-boosting, etc...), and their fresh and organic attributes. Although the functional attributes will be at the forefront of the product line, they will not come at the expense of flavor.

Target Customer:

24-54 year old middle class females. Naturally, consumers of Afro- Carribean descent with familiarity of our beverages will be an important group as we grow. It is our experience, supported by market research conducted alongside the Columbia Business School, that the origin stories of our company and product(s) resonate better with the aforementioned demographic.

Ginjan Bros, Inc.
Notes to the Financial Statements
August 11, 2018

Ginjan Bros differentiator:

We are the first producer and marketer of traditional African beverages in the United States, and we'll offer a very unique set of offerings in our retail locations. In the following sections, you'll learn a little more about our sales channels, revenue streams, supply chain, competition, liabilities, and customer relationship management processes.

SALES, SUPPLY CHAIN, KEY ACTIVITIES, & CUSTOMER BASE

Branded Retail Locations:

We plan on establishing physical stores to use as a revenue source, and to serve as a customer facing experiential concept that will strengthen the brand, and help lift sales at other third party outlets.

Through these locations, we'll be able to sell our packaged products, and showcase a number of use cases for our product lines. For example, we'll be able to serve our current Ginjan product in a variety of hot and cold concoctions, as well as use it to showcase some of our future products, before introducing them to the general marketplace. This will also enable us to serve other African fare that are typically complementary of our beverage products; perhaps a prelude to our entry into the snack and packaged food market.

The general trend in ethnic product adoption into the mass market starts at the restaurant/café level, as folks have a tendency to try new foods when dining-out; and only then will they seek it out in traditional supermarkets. This has been true for Italian, Chinese, Thai, Indian, and every other ethnic food that has become a mainstay of American culture. We aim to do the same with our brand, by building out select retail outlets in high-traffic urban areas as we expand the wholesale side of the business into new markets.

Third Party Retail:

This channel is an aggregate of all the retail locations that are not operated by Ginjan Bros, Inc. Supermarkets, convenience stores, drug & pharmacy stores, online platforms, nightclubs, restaurants and so on. These channels will be developed independent of the brick and mortar locations, but they will serve to re-enforce one another in order to help gain mindshare with the customer.

Ginjan Bros, Inc.
Notes to the Financial Statements
August 11, 2018

<u>REVENUE STREAMS</u>

Revenue in this channel will consist of sales from: hot & cold beverages (~60%), food products (~16.4%), Packaged and single serve beverages (~13%), and merchandise (~10.5%). Although we'll have more fixed overhead in this channel, we'll be operating on margins that are as high as 80%. We estimate that each store will net ~20% of sales. The percentages above are representative of the revenue distribution of Starbucks from 2009 to 2015*. Although our offering will vary in some sense, it is a good starting point to estimate our revenue split among the different categories that will be sold in our retail locations. We are confident in being able to deliver higher profit margins than other players in the coffee shop business because our product mix will have items with much higher margins and unit prices.

*Starbucks annual reports 2009-2015 Third Party Retail:
Revenue from this channel will be via sales to our distributors. Our margins in this channel are currently at 41%, but we have a clear path to get this above 50%, by savings we'll realize through better sourcing and economies of scale.

eCommerce:

Online sales through third party platforms fall under the channel above; here we simply consider sales through our website. Sales through our website will be a critical component of building the brand outside our distribution area in the short term. Additionally, this is a specially desirable channel due to the fact that we can use it to disseminate detailed information about our brand to attentive customers and further build brand loyalty. Our margins in   this channel are ~55%.

Sourcing & supply chain management:

Currently, all of our ingredients are supplied by local distributors that source their products from either another larger distributor, or from an importer. Eventually we'd like to get all of our ingredients at the source. In fact, one of the primary motivators for us to launch our enterprise is to help farmers from our native Guinea, as well as other African nations gain an end market for their crops -- Assuming it makes business sense to do so. Not only will we work with them to grow the ingredients we need for our products, we also plan on helping them build capacity and navigate the regulatory hurdles that prevent them from exporting their goods to Western markets.

This will enable us to give back to the community, and at the same time benefit from much lower cost of goods, and have full control of our supply chain. However, currently not only do we have a robust supplier locally here in NYC, we've also established relationships with farmers of our produce so that we're ready to go to the source once our volumes can support the minimums required by large international traders. Organic Ginger farmers from Peru, Guinea, and Nigeria; Pineapple farmers from Costa Rica and Ghana; Spice traders of our Vanilla and Anise in Rwanda and Madagascar.

KEY ACTIVITIES

Production:

Production here refers to beverage production activities for the bottled juice, as well as any food items that will be prepared for sale in the branded retail locations. Ideally, the retail location will have a dedicated kitchen space that will allow for juice production. This will streamline operations and reduce overhead associated with running both a physical shop, and an off-site production facility. This however will not be the long term solution for expanding the wholesale arm as we grow to volumes that cannot be accommodated in a commercial kitchen. When that time comes, there will be a need for a dedicated manufacturing facility. We will potentially altogether forego having a production facility and use a co-packer. This will free us up to focus on sales and marketing, and save a significant amount of upfront capital expenditure.

Since we plan on offering well curated local food artisans product, coordinating with those suppliers will be an integral portion of the "production" efforts.

Sales:

Given the fact that we've already secured a distributor that has access to 5000+ doors to distribute into in the tri-state area, our sales efforts will be focused more on driving "buy-in" at the store level, than on actually convincing buyers to carry our brand. At some point, when the time is right to expand beyond the tri-state area (around the third year), sales efforts will be focused on high level deals at the regional level for chains, like Wegmann's, Whole Foods, Publix, etc.

Ginjan Bros, Inc.
Notes to the Financial Statements
August 11, 2018

Sales efforts in the brick and mortar locations will be predicated on a well trained staff that delivers outstanding customer service, a high-quality and delicious product mix, an environment that encourages consumption, and loyalty programs aimed at building customer loyalty.

Sales support:

Product demonstrations and merchandising will be crucial in making the wholesale channel successful. Wholesale expansion, being faster to scale, is crucial in building a high growth company. We therefore plan on having a robust presence in the third party retail locations in order to drive brand awareness, and encourage product trial as much as possible. We've had great success with this in the locations we've been able to properly support thus far; so it only makes sense to double down on this strategy.

CUSTOMER BASE & CUSTOMER RELATIONSHIP MANAGEMENT

Target Customer: 24-54 year old middle class females. Naturally, consumers of Afro- Carribean descent with familiarity of our beverages will be an important group as we grow. It is our experience, supported by market research conducted alongside the Columbia Business School, that the origin stories of our company and product(s) resonate better with the aforementioned demographic.

We'll have three primary touch points with our customers.
Customer facing — Branded Retail Locations:

This is really one of the primary motivation in having the brick and mortar locations. It is by far the highest value customer relationship management outlet for the company. At our branded locations, we get to treat our customers to the full experience we want them to associate with our brands.

Additionally, this is a less risky way to spend our marketing dollars, than purely spending it on in- store demos that have difficult to track ROI, and require a significant war chest to implement.

Customer facing — product demos in third party outlets:
Here, the motivation doesn't change, but given the unique nature of product line, we use demos at the point of purchase to encourage product trials, and further

exploration of the brand. Although it is not the most efficient way to encourage product trial, it is by far the most effective one, and it makes retailers happy.

Digital — Social media & email:

In this channel, we'll focus on communicating the lifestyle benefits associated with our products via newsletters, blogposts, and social media channels. This will range from recipes and "How To's" to health tips and activity recommendations. The social media channels will also serve as a customer service tool, and a way to keep our fans abreast of any new developments (scheduled product demos in their neighborhoods, special offers, etc.). All with the intention to further engrain the brand's value proposition.

Competition:

United states market (short to mid term):

Our competitors fall under 3 general categories: Cold-pressed functional beverages that are ginger flavored. These essentially use ginger to add a hint of ginger and either attract a clientele that is used to ginger ales or that is looking for the many health benefits of ginger. Concentrated ginger drinks/shots meant for mixing or for consumption when ill. Flavor is not tantamount here, it is purely used for its benefits. Ginger ales. The strength of the ginger is weak, and is essentially a carbonated soft drink with an alternate flavor to the colas.

Our product line, Ginjan, marries the best of all three. It starts out a little sweet on the palate, then the spicy ginger kicks in at the back of the throat for an invigorating feeling, and the whole experience is finished by the aromas of the vanilla and anise spices. It is unlike any beverage on the market... It can be consumed cold or steamed, either by itself or as a mixer (especially in cocktails).

AFRICA, LATAM, & ASIA (long term):

The challenge in Africa is the fact that there are few companies that have well branded, scalable products that focuses on the traditional space; as there's no shortage of western style beverage (sodas and synthetic energy drinks). So the competition is essentially small enterprises with a non-existent international presence.

Ginjan Bros, Inc.
Notes to the Financial Statements
August 11, 2018

In the Asian and LATAM markets, although ginger is extensively consumed, it is typically either cooked, or steeped in hot beverages in the form of teas. We believe that this market will readily embrace Ginjan!

Liabilities and Litigation

We do not, and have not ever in the past, have had any litigation on the business.
Our liabilities primarily stem from the fact that we operate food related businesses that fall under the purview of the FDA on the national level, and the New York Department of Agriculture and Markets for our facilities. We are compliant and have all the licenses necessary to operate, and are FDA registered. Although we cannot anticipate future legal challenges, we are well equipped to handle any such challenge that may arise in the future, by prioritizing our compliance efforts in all aspects of our operations.

Note 2: Summary of Significant Accounting Policies

The forecast reflects the following management assumptions:

a.) <u>Cost of sales:</u>

Materials: Materials used by the Company are expected to be readily available in both Year 2 and Year 4. The unit costs of prime materials purchases are forecasted to decrease based on bulk purchases.

b.) <u>Income taxes:</u>

The provision for income taxes is computed using statutory rates in effect for 2018, which are not expected to change. The forecast reflects an effective federal tax rate of 21% per year. Deferred income taxes are computed based on temporary differences between the basis of assets and liabilities for tax and financial statement purposes.

c.) Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and trade receivables.

The Company maintains its cash and cash equivalents in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 3: Debt

Ginjan Bros, Inc., upon the completion of this financing round, will absorb all the assets and assume all the liabilities of an existing entity. Ginjan Bros, Inc., the company in this offering has no debt. But the absorbed company will have the following debt that will be assumed by Ginjan Bros, Inc.

Debt Issuer: American Entrepreneurship Award
Debt type: Grant or interest free debt
Debt maturity: 12.31.2021
Interest rate: 0%
Opening balance: $25,000.00
Current balance (as of 09.06.2018): $20,000.00
Repayment schedule: $5,000.00 annually in one lump sum

Debt Issuer: Kiva.org
Debt type: Interest free debt
Debt maturity: 05.26.2019
Interest rate: 0%
Opening balance: $10,000.00
Current balance (as of 09.06.2018): $2,500.46
Repayment schedule: $277.77 monthly


Ginjan Bros, Inc.
Notes to the Financial Statements
August 11, 2018


Note 3: Debt (Continued)

Debt Issuer: Nora Lamraidi
Debt type: Interest free family debt
Debt maturity: flexible
Interest rate: 0%
Opening balance: $50,000.00

Current balance (as of 09.06.2018): $50,000.00
Repayment schedule: N/A

$74,500.46 is the total mount that will be assumed by Ginjan Bros, Inc. upon successful completion of this financing event; and the subsequent absorption of Ginjan Bros, LLC's assets and liabilities.

Note 4: Commitments and contingencies

Ginjan Bros, Inc. is a new entity with no commitments or contingencies.

Note 5: Stockholder's Equity

Ginjan Bros, Inc. has 10,000,000 shares of common stock authorized. 7,000,000 shares are allocated on a 50/50 split to the co-founders (Mohammed Diallo & Ibrahima Diallo). For the sake of completion, that is 3,500,000 shares to each co-founder; with 3,000,000 shares authorized but not issued.

Note 6: Related Party Transactions

Ginjan Bros, Inc. is a new entity with no related party transactions to report.

Note 7 : Subsequent events

Ginjan Bros, Inc. is a new entity with no subsequent events to report.



Reviewed and authorized by the CEO: Mohammed Diallo

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Ginjan Bros, Inc. is pending **StartEngine Approval.**



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Ginjan Bros, Inc.
African inspired hospitality brand
● Small OPO   ⚑ New York, NY   🏷 Food & Beverage   ⦿ Accepting International Investment

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An African Story.
Made right here, in America.

AFRICAN PROVERB

"If you want to go fast, go alone;
if you want to go far, go together"
- *Let's go together*

Ginjan Bros, Inc. is a Harlem, NY based food & beverage company that specializes in developing and bringing to market traditional African beverages.



The beverage market has a solid history of entrepreneurs who saw a gap in market offerings and either created a completely new category or disrupted an existing one.

For instance, Nantucket Nectars, was inspired by a peach nectar that the founder, Tom First, discovered on a visit to Spain, and wasn't available in America. Another example takes us back to 1984, when Dietrich Mateschitz, an Austrian marketer, discovered a beverage in Thailand that helped him with his jet lag – we know this brand now as Red Bull; and more recently MatchaBar, which the Fortgang brothers started after discovering the drink on a trip to Japan. They launched with a single store in Williamsburg, Brooklyn before establishing their matcha beverage as the leading US brand with national retail distribution.

We believe, the next big thing in beverages is African-themed drinks, with Ginjan Bros, Inc. already poised to be the category leader thanks to its rapid success in Whole Foods Markets in New York City.

Born of Africa.
Made in NYC.



The Ginjan Story



Ginjan Bros, Inc. (the "Company") was founded by brothers Mohammed and Rahim Diallo, both of whom came to the United States as teenagers and, despite some very challenging obstacles, went on to gain several higher education degrees and establish successful careers in insurance and engineering, respectively.

They decided to form the Company after an exhaustive search for African beverages in the United States. Their research revealed that although a few African restaurants in major cities served traditional African beverages, they were inconsistent and none had any distribution or market presence beyond the restaurants. Using their mother's recipe, which had been passed on orally from one generation to the next over centuries in Guinea, West Africa, the brothers created the Company's signature formulation, Ginjan.

It's a proprietary blend of ginger, pineapple, vanilla, anise and cane sugar. All of the ingredients are certified as USDA Organic and are Non-GMO Project verified.

"... HOW DO WE
MAKE THIS?!!..."

Call Mom

This is how Mohammed and Rahim
tell the story to their friends.



The Ginjan Bros journey started with an amazingly sweet, spicy and fragrant ginger-based beverage we grew up drinking as children in Guinea – Ginjan! Inspired by these warm memories, we found ourselves convinced that the world would find it as delicious, wholesome, and magical as we have.

Beyond our desire to share this truly African flavor and our cultural heritage with the world – adding to the great American melting pot – it's the story of the sense of hospitality behind it that truly drives us; that universally true sense of home and belonging, innate to us all, no matter our origin.





We've been blessed with all sorts of love and support as we've brought Ginjan to more and more people each day – from local stores and Whole Foods Markets to online sales direct to our customers – but the next step in our relentless dream of spreading the magic of Ginjan is to establish a physical home, as rich in spirit as our flagship beverage.



A home where we can invite the world to meet us and share our African heritage as we celebrate the American Dream in the capital of African-American culture: Harlem, New York. Yes, it's a place of our own, a veritable African playground!

The Ginjan Café will be a place that ignites the senses. A sweet place, greeting you with the warmth of an old friend; a spicy place, seducing you with a tune that just feels right. A wholesome place, feeding your body and mind with radically fresh and truly healthy expressions in food, drink and culture – rare and prized African-sourced coffees, fresh juices, African wine and beer, and African-inspired food; they'll all live here.

With a variety of carefully curated complementary events, the Ginjan Café will make you feel like you've finally found a tribe you can call your own. Come for the fare, stay for the people, return for the love.

This is the place. This is the Ginjan Café. Come build with us.

The Investment Offering

INVESTMENT OPPORTUNITY

Convertible Promissory Notes
$10M Valuation cap|15% Discount|6% Interest
12/31/2020 maturity date
Minimum $350 Investment

Notes convert to common stock when the company raises $1,000,000 in a qualified equity financing
Maturity Date: 12/31/2020
Valuation Cap: $10,000,000
Discount Rate: 15%
Annual Interest Rate: 6%

Maximum ($1,070,000) of Convertible Promissory Notes
Minimum ($10,000) of Convertible Promissory Notes

*********************EVERYTHING BELOW THIS LINE IS BASED ON OUR RESEARCH AND UNDERSTANDING. IT IS OUR OPINION ONLY, AND ENCOURAGE YOU TO EDUCATE YOURSELF ON THE DETAILS OF CONVERTIBLE NOTES AS A FINANCIAL INSTRUMENT BEFORE DECIDING TO INVEST. ***************************

What is a Convertible Note?

A convertible note is short-term debt that converts into equity. Convertible notes are structured as loans with the intention of converting to equity. The outstanding balance of the loan is automatically converted to equity at a specific milestone, often at the greater valuation of a later funding round.

Why do startups raise investment capital using convertible notes?

Convertible notes (or "notes") offer a simple, cheap, and fast method for startup funding as compared to traditional priced equity rounds. It also defers the more complex discussion of startup valuation to the next round of financing.

What does the maturity date indicate on a convertible note?

The maturity date of a note indicates the date when the note is due to be repaid to the investor along with any accrued interest, if it has not yet converted to equity.

What is a cap in a convertible note?
A convertible note cap sets the maximum valuation at which the investment made via the convertible note can convert into equity. Investors in the convertible note typically get converted at the lesser of the valuation of the next qualified priced round and the cap.

What does the interest rate indicate on a convertible note?
The interest rate of a convertible note indicates how much interest accrues to the investor prior to the note's conversion to equity or its repayment as cash when called.

On the west coast in the US, we believe typical interest rates on most convertible notes are a nominal 2% (and cannot legally be lower or they might not be viewed as a convertible debt instrument). Elsewhere in the US, we believe typical interest rates on most convertible notes range from 4-8%.
For example, with an interest rate of 6%, $100 invested on day 0 would convert as if $106 had been invested on day 365, if conversion happens on day 365.

From an investor standpoint, the interest rate term is not as impactful to startup returns as picking the right startups to fund, and as other convertible note terms such as the conversion cap and/or discount rate. Investors use this instrument with the intention of converting to equity, as opposed to making a return on the interest.

What happens to a convertible note if a company shuts down and goes out of business?
As holders of a debt instrument, holders of convertible notes come ahead of holders of equity in terms of repayment of any remaining assets they may have a claim to during liquidation. In concept, the holder of a convertible note will be paid ahead of all equity holders.

What happens to a convertible note if a company is acquired or merges with another company?

If a company is acquired or merges before a convertible note converts, the specifics of what a noteholder receives will depend on the specifics of their convertible note terms. The most company friendly terms call for the note to be repaid with interest to the investor. Most convertible notes call for the note to be converted to common shares in the company at a pre-set price just before the acquisition/merger, often at the same price as the cap of the note. Still others call for the noteholders to be paid back their principal investment plus interest, plus a premium amount, generally 0.25-1.5x of principal.

Does a convertible note holder have a choice about converting a note in an equity financing round?

The terms of conversion are usually listed in the convertible note. Typically, conversion to equity is automatic at the next equity raise, but may be conditional on a round meeting certain thresholds such as a minimum round size.

The Specifics about this Convertible Note

The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per share is set based on a $10,000,000 Valuation Cap or if less, then you will receive a 15% discount on the price the new investors are purchasing. You also receive 6% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive common stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding shares of the Company as of immediately prior (on a fully diluted basis), subject to the discount rate, if applicable.

Perks. But more like family.



$350 - 999	$1000 - 4999	$5000 - 24,999	$25,000+
Receive the Spirit Card:	**Receive the Energy Card:**	**Receive the Power Card:**	**Receive the Vibranium Card:**
- receive an extra card for friends and family	- receive 2 extra cards for friends and family	- receive 3 extra cards for friends and family	- receive 4 extra cards for friends and family
- enjoy 5% discount at café and at drinkginjan.com	- enjoy 10% discount at café and at drinkginjan.com	- enjoy 15% discount at café and at drinkginjan.com	- enjoy 20% discount at café and at drinkginjan.com
- get a 5% discount code to share with more friends & family	- get a 10% discount code to share with more friends & family	- get a 15% discount code to share with more friends & family	- get a 20% discount code to share with more friends & family
- receive shipped case of Ginjan.	- receive shipped case of Ginjan.	- receive 2 shipped case of Ginjan.	- receive 2 shipped cases of Ginjan.
		- get exclusive Ginjan swag	- get exclusive Ginjan swag

All perks occur after the offering is completed.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on this bonus, please see the ***offering summary*** below.

The Ginjan Product

Our first offering is Ginjan, a functional organic ginger beverage made with: **fresh ginger, cold-pressed pineapples, fresh squeezed lemons, vanilla, anise, and cane sugar.** All of our ingredients are certified organic, free of colorants and preservatives, non-GMO, and cold-pressed.

We use High Pressure Processing to extend the shelf-life and maintain freshness, without sacrificing the nutritional integrity of the ingredients.

It can be consumed cold, as is, or can be steamed, as you would a latte, topped with a touch of cinnamon and/or nutmeg (it's out of this world good!). It's also a fantastic cocktail mixer. We want to make Ginjan an integral part of American food culture.



> " **This Ginger Drink Is Spicy, Sweet, and Perfect for Summer.** "
>
> BON APPETIT MAGAZINE

Distribution

Mohammed and Rahim initially went from grocery store door to door in New York City persuading owners to stock Ginjan. The Company quickly attracted interest from beverage distributors and were lucky enough to forge a distribution partnership with Rainforest Distribution , the people behind fast-growing beverage brands such as Suja, Health-Ade Kombucha and Chameleon Cold-Brew Coffee.

The most-admired retailer in the natural food and beverage space is, of course, Whole Foods Markets. They noticed the local success Ginjan was enjoying in New York and offered to trial our ginger drink in a single store. It quickly sold out and it didn't take long for WFM to invite Ginjan into all their other stores in New York City.

The Company has just expanded into several Whole Foods locations outside New York City, on Long Island, and the expectation is that we'll continue expanding into additional Mid-Atlantic, North-East and North Atlantic locations. One of the reasons for our success at WFM has been our relentless product tastings of Ginjan in stores.

WFM shoppers have a very high conversion rate from trying to buying Ginjan, so one of the key uses of funds that we raise is to be able to continue demoing Ginjan in all the stores we expand into.

Our Plan
Carry on doing what we're doing! Seriously, things are going well, but in order to place Ginjan in stores beyond our current market territory we need additional working capital.

Secondly, we plan to launch our first Ginjan Café, a retail location in our home base of Harlem, NY. Most of our team live and work in Harlem, or close by.

We have successfully tested Ginjan in limited duration tests in neighborhood restaurants and bars and it has had a uniformly positive reception.







> "Your sales numbers really are very solid. If you can keep that pace across this wider selection of stores, I think we could try for a larger expansion later this year."

WHOLE FOODS MARKET
LOCAL PROGRAM CO-ORDINATOR
NORTH EAST REGION

The Ginjan Cafe

Ginjan Café will be an intersection of African and American culture. We've always felt like we were part of both worlds and wanted to give people a peek into our lives. It will be a place where you can listen to music that ranges from Fela Kuti to Kendrick Lamar.

A place with sounds and aromas that–until now–you could only have in a city somewhere in Africa, with an exceptional and warm vibe, music, delicious foods, beverages and cocktails.

A place to introduce our current and future products. A place that allows us to give our guests the full experience we envisioned when we started this company.



> A place with sounds and aromas that–until now–you could only have in a city somewhere in Africa, with an exceptional and warm vibe, music, delicious foods, beverages and cocktails.

From the beginning, our ultimate goal has been to share everything that is great about African food and culture with the world. We started on this journey by bringing a complex and intoxicating beverage, steeped in tradition, to what is now thousands of people over the last three years.



Opening what will be the first of many Ginjan Cafés is the next step in bringing the flavors, sounds, and images of Africa to the world. The Ginjan Café will be a venue with carefully selected offerings, both traditional African and global fare; painstakingly curated afro-influenced tunes (think blues, samba, jazz, bachata, Afro-house, Afrobeat, etc.); and a tasteful decor lifted right out of the real Wakanda.

From African Coffees to New York Cocktails,
and everything in between.

Our Progress so Far.

We have been scouting possible retail locations for the first Ginjan Café and have identified a handful of great possibilities (we won't list them here as they may not be available by the time our financing closes and we certainly don't want to tip off others to these amazing spaces). We are convinced that just as MatchaBar quickly became a must-visit retail experience in hipster Williamsburg, Ginjan Café will become an equally compelling experience for anyone living in or visiting Harlem.



HAPPY
HOUR!

Just as we plan to expand our retail distribution territory, so will we expand Ginjan Cafés, with equal care and attention so that our additional Cafés and retail locations are launched strategically in support of one another.

The Company has been handling its own marketing, promotion and publicity with some very notable successes, but as we expand we recognize that we will require additional support from agencies specializing in food and beverage brands.

We have identified the best agencies in these areas and they are ready and willing to go to work on our behalf whenever we say go!

Our co-founder and COO, Rahim Diallo, has varied and deep experience working in and managing restaurants, bars and cafes. Ruen Ellis, the Company's Branding and Marketing expert, has helped to create and launch multiple restaurants and bars, including Brooklyn's iconic Madiba.

Together they have created a unique African experience that will be the Ginjan Café. Rahim and Ruen actually road-tested the concept as a one-night only pop-up at the prestigious James Beard Awards in Chicago to great enthusiasm and acclaim.

The Purpose of this Raise.









Support Whole Foods Markets Accounts:

After a trial period in one, then five stores, we expanded into all of Whole Food's New York City & Long Island stores. We

Establish a footprint in the NY/NJ/CT tri-state area by adding an additional 200 stores:

In addition to our growth within Whole Foods, we'll also

Ginjan Café:

Opening our first Ginjan Café in Harlem, NY.
As we explained in the Café section above, we'll strive to make the Ginjan Café the new

Partnerships/Distribution:

We'll also put some resources towards expanding our distribution via catering and food service companies, as well as third party online

plan on building on this success to expand into the Northeast region, then nationally by the end of 2019.

expand distribution into the natural food & beverage channel, with smaller chains and independent stores. Our distributor, Rainforest, is a major player in this space and is eager to place Ginjan in its best retail accounts

standard for hospitality in NY.

retailers like Jet.com, Goldbelly, OurHarvest, Walmart.com, and Amazon.

Our Industry & Market.

Our company is positioned at the intersection of two categories: **Functional beverages & specialty coffee houses,** two big and growing markets!

The third opportunity is tied to our **corporate social responsibility initiatives,** which we feel as strongly about as we do the market opportunity. It is one of the main driving forces behind our brand.



THE COFFEE HOUSE MARKET WAS WORTH

$23.4 BILLION

IN 2017

SOURCE: MINTEL.COM

NON-FUNCTIONAL BEVERAGES WILL LOSE MARKET SHARE TO THE TUNE OF

$35 BILLION

BY 2020

SOURCE: FIRSTBEV.COM

Specialty Coffee Houses

The US coffee house market continues to experience healthy growth with sales reaching an estimated $23.4 billion in 2017; a growth of 41 percent from 2011. Mintel forecasts coffee house sales will reach $28.7 billion by 2021. This is the financial opportunity.

However, in order to capture this opportunity, we have to provide an unparalleled immersive retail experience that goes far beyond the transactional nature of buying a cup of coffee or snack.

The quality and customer service requirements of the average consumer have significantly changed; we've become more exacting with our expectations of the foods and beverages we rely on for nourishment. Equally as important, we care more about where it comes from, and the impact it has on everyone that touches it along the supply chain.

This is not only good social responsibility, but we believe it's excellent business practice with direct positive impact on the bottom line. Our practices and approach to business reflect this change in consumer behavior, as we wholeheartedly believe in customer delight.

We'll start with one shop in Harlem, NY and grow from there.

Functional Beverages

For over a decade now, big beverage brands have primarily relied on the thirst quenching properties of their products and no other functional property. Think classic carbonated sodas, which have been rapidly losing market share to the tune of a projected $35 billion by 2020, according to First Beverage Group, the premier boutique investment banking firm specializing in the beverage industry. This shift in demand is going from carbonated soft drinks to "better for you" categories like fresh juices, teas, cleaner natural energy drinks, and other beverages with health promoting ingredients, like ginger.

Beyond this shift in demand in the Western world, we have an equally exciting opportunity in international markets, especially in Africa. Currently we believe there are no dominant brands that focus on traditional African beverages, despite those local drinks being consumed at a much higher rate than multinational brands on the continent. They're currently commercialized by highly fragmented small "Mom & Pop" operations with very low production volumes. In the aggregate the non-alcoholic beverage market in Africa is worth over a conservatively estimated $54.6* billion.

Not only would bringing to market beverages based on traditional African recipes fill the demand for functional products in the West, it's also an opportunity to become the dominant beverage brand in the African market, the way the big cola companies dominate the global market today, but with healthier products.

*Source - https://bit.ly/2Ptdm60

One Percent for the Planet.

Corporate Social Responsibility

The very reason to build this business was motivated by our African roots. Today, enough food is wasted or lost in Africa every year to feed ~300 million people, according to the Food and Agriculture Organization of the UN (source: FAO, https://bit.ly/1yhIqGF). We experienced this first hand, so it is much more than a statistic to us. The interesting thing about this fact is, unlike the developed world, where most of the food is lost at the point of consumption, in Africa most of it is lost due to poor harvesting, processing, storage, and distribution technologies and know-how.

Our goal, is to not only use this abundance of produce to make our products, but to transfer the necessary skills to help all those farmers more fully capture the value of their crops. We intend to do this by transferring technologies and intellectual assets to help them reduce waste and increase their yield, by teaching them how to fully participate in the global markets.

Despite many African countries being large coffee producers – Arabica coffee originated in East Africa (Source: Illy Café S.p.A, https://bit.ly/2JZJgoS) – very little of the value is added on the continent, meaning a much smaller share of the overall pie. We see this as unjust, and as a missed opportunity. Given the lower price of labor there, and the ease of transport of coffee, doing the roasting and packaging on the continent would significantly reduce our input costs and result in a lower cost of goods. Additionally, if the roasting and packaging is done locally, it becomes much more affordable for the local market. Henry Ford famously paid his employees $5 per day, unheard at the time, so that they could also afford the cars they were making. You cannot discount the humanity in that act, but the business case is even more compelling!

Our goal with our social initiatives goes far beyond coffee. Based on our research, farming in Africa in general is plagued with inefficiencies and waste due to a lack of planting, harvesting, processing, and storage technologies; and the knowledge to operate them. Additionally, we believe the small, often illiterate farmers that manage to get their produce to market, cannot fully participate in international trade due a litany of regulations and complex supply chains that they're ill-equipped to navigate. Our first goal is to set up programs that will help transfer the requisite knowledge for them to overcome these hurdles.

Our second goal is to help provide seed funding for small waste management companies that are tackling the pervasive poor sanitation problems in Africa; first in our native Guinea, but over time, all over Africa. According to the WSP (a multi-donor partnership, part of the World Bank Group's Water Global Practice), poor sanitation costs African countries around 1% to 2.5% of their GDP and affects over 554 millions of people in 18 countries in Africa (Source: WSP, https://bit.ly/2NQagIQ). These companies provide sanitary waste collection and disposal solutions to areas that today only have open waste disposal sites in the middle of residential areas. We've already launched this initiative in one neighborhood in Conakry, Guinea.

Ginjan Evolution.

"Just because something works doesn't mean it can't be improved."
~ Shuri [Marvel's Black Panther]

   

Since 1500 b.c.

In Africa, the 'ginjan' is consumed in a plastic bag – one would cut the corner and drink it from there.

2015

We launch Ginjan with our first iteration – the first time this type a drink is available in commercial packaging.

2016

We evolve to a round 10oz bottle – which is better for retail and the consumer - with a new updated design.

2018

We refresh the branding, giving it a modern update to reflect our organic and non-GMO certifications and expansion in Whole Foods.

Ginjan Accomplishments. To date.

FedEx — SMALL BUSINESS GRANT GRAND PRIZE WINNER 2016

— AMERICAN ENTREPRENEURSHIP AWARD GRAND WINNER 2016

BEVNET — FINALIST 2016

+FOOD ENTERPRISE — FINALIST 2016

JAMES BEARD FOUNDATION — FIRST AFRICAN BRAND TO SHOWCASE - AWARDS CHICAGO 2018

freshdirect — ENTRY INTO FRESHDIRECT 2017

WHOLE FOODS MARKET — ENTRY TO WFM IN 7 MONTHS 2016 / EXPANSION INTO ALL NYC & LONG ISLAND WFM 2018

Compelling Reasons Why You should Invest.

Every individual on StartEngine joined because s/he understands the value of investing in fast growing businesses and is hoping to invest in the next big thing. We have already built a solid foundation and with our amazing partners we are set to be the category leader in African-themed beverages. We have a proven product with a solid fan base; retail and online distribution in place; a foothold in one of the most admired grocery chains in the nation, and a well thought out product roadmap.

With your support, we will have the required resources to swiftly and efficiently extend our first mover advantage in the next big thing in the burgeoning functional beverage space. Join us!

Cheers! From Africa to You.

Started R&D Phase
We develop and perfect our market ready recipe of Ginjan

April 2015

We Secure a supplier

June 2015

We launch Ginjan at a Harlem Street Festival

July 2015

We Launch e-Comm
We launch online sales at drinkginjan.com

October 2015

Ginjan in Stores!
We secure our first dozen retail accounts

September 2015

Secure a Distributor
We secure Rainforest - a specialist in organic beverages - to distribute Ginjan in New Yorktra

June 2016

FedEx Small Business Grant Winner
We win the grand prize in the FedEx Small Business Grant Competition out of over 2000 nationwide entrants

July 2016

American Entrepreneurship Award Winner

July 2016

Whole Foods Markets Launch
We launched in our first WholeFoods Market in NYC in the fall of 2016. Today, we are in 15 NYC and Long Island stores.

James Beard Awards Chicago
First African Brand at the James Awards 2018

May 2018

In the Press



[SHOW MORE]

Meet Our Team



Mohammed Diallo

CEO and Director

Mohammed is the Co-founder and CEO of Ginjan Bros, Inc. He sets the vision, leads strategy, and ensures project execution and alignment with the company's goals. Mohammed's background is in the financial and legal services. He spent 5 years advising clients on a variety of financial products at one of the nation's largest and most historied insurance and financial services firms, New York Life. In addition to providing his expertise to help steer finances and oversee strategy for Ginjan Bros, he has for the last two years lent his skills to a high growth venture backed financial technology startup in NYC. Mohammed's hold a B.S in Business Administration & Management from Mercy college, where he played collegiate soccer on scholarship. Upon successful completion of this round of funding. Mohammed will focus all of his efforts on realizing the full potential of Ginjan Bros, Inc. He currently spends ~ 30 per week on the company. Mohammed is an anime expert and loves music. ---------------------- Work History------------------------------ Company: Policy Genius (current primary employer) Title: Case Manager Dates: Jan 2017- Present Company: Ginjan Bros Title: Co-founder CEO Dates: Jul 2015- Present Company: New York Life Title: Licensed Agent Dates: Oct 2012 - Jan 2017 For a more detailed and complete profile on Mohammed's experiences, please visit his LinkedIn profile.





Ibrahima Diallo

COO and Secretary

Ibrahima "Rahim" leads operations full time for Ginjan Bros, Inc. Rahim is a Materials Engineer by training, with ~ 10 years of experience in the hospitality industry dealing with food and wine purveyors in a variety of specialities, including: Italian, Chinese, Mediterranean, West African, South African, & Irish. Rahim's latest role was as a Food and Beverage Manager at an event space, bar and restaurant in Harlem with a turnover of over $1MM per year. Rahim holds a B.S in Biomaterials engineering from Michigan State University, and a Master's in Materials Science, focusing on electrochemical devices, mainly fuel cells for transportation and power generation. Rahim is a member of the National Society of Black Engineers. Rahim is an avid reader and a fan of the art of motion pictures (kids today call it movies). ----------------------Work History------------------------------ Company: Ginjan Bros Title: Co-founder / COO Dates: May 2015- Present Company: My Image Studios Title: Food & Beverage Manager Dates: Nov 2014 - Dec 2015 Company: Experteer Title: Senior Analyst Dates: May 2013 - Dec 2014 For a more detailed and complete profile on Rahim's experiences, please visit his LinkedIn profile.





Ruen Ellis

Brand & Design

Ruen has been involved in the incubator stage and launch of several brands, lending his research-led business development and design edge to the process. From consumer facing hospitality and fashion brands to enterprise facing technology clients, he has been the custodian of the creative direction process for small & medium businesses to Fortune 500 companies, like Citi bank, Estée Louder, Allergan, Southwest, Bacardi, Toshiba, Swipecast, and WPP. Ruen leads creative at MOJO, ensuring that a solution driven design process adds true value to all of the firm's clients' digital & brand needs.





Raul Wikkeling

Business Development

Over the last 8 years, Raul has led business development and fund raising efforts for startups in the apparel, technology (virtual & augmented reality), and CPG sectors. Prior to focusing on early stage companies, Raul worked in finance in a boutique private equity shop, bringing along significant experience with mid-cap privately held firms in the leisure, food, and entertainment industries.





Victoria Hewitt

Marketing

Coming from a journalism background, Victoria spent her early career in the fashion world as a model in the US and Europe. Working with household brands like Victoria's Secret, Ysa Makino, 7th House, and Stephen Yearick. Victoria also comes from a family of holistic practitioners, which gave her a deep appreciation and understanding of the healing powers of food. After years of being her own product as a model, Victoria found her passion working with natural food brands with a focus on the healing properties of food. After years working as an account manager, she quickly found her niche in the product support, event marketing, sales and product placement arena. She now owns Excellent foods, a field marketing and branding company that focuses on helping natural food brands build their point of sale marketing initiative. She handles field marketing efforts for Ginjan as a contractor.





Gary Baddeley

Operations

Gary Baddeley is an entertainment industry executive and attorney with deep experience in Digital Strategy, Film Production & Distribution, Music, Television, Publishing, Licensing and Start-ups. He is a member of the New York Bar with a JD from New York University School of Law; and a director of OTC Markets Group, Inc. (OTCQX: OTCM) and Downtown United Soccer Club, Inc.



Offering Summary

Convertible Promissory Notes

Note converts to **common stock** when the company raises $1,000,000 in a qualified equity financing

Maturity Date: 12. 31. 2020

Valuation Cap: $10,000,000

Discount Rate: 15%

Annual Interest Rate: 6%

Maximum ($1,070,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

What is a Convertible Note?

A convertible note offers you the right to receive common stock in Ginjan Bros, Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per security is set based on a $10,000,000 Valuation Cap or if less, then you will receive a 15% discount on the price the new investors are purchasing. You also receive 6% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive common stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common shares of the Company as of immediately prior (on a fully diluted basis), subject to the discount, if applicable.

Company	Ginjan Bros, Inc
Corporate Address	800 Grand Concourse - 1JS, New York, NY 10451
Description of Business	We develop and commercialize functional beverages based on traditional African recipes. Distributed through our branded coffee houses, and third party retailers.
Type of Security Offered	Convertible Promissory Notes
Purchase Price of Security Offered	To be determined in the next priced round.

Minimum Investment Amount (per investor)	$350

Perks*

$350-999 — Receive the Spirit Card (Yellow) that allows you 5% discount at Ginjan Café and drinkginjan.com + receive an extra card for friends and family + receive a shipped** case of Ginjan + enjoy a 5% discount code to share with more friends and family.

$1000-4999 — Receive the Energy Card (Green) that allows you 10% discount at Ginjan Café and drinkginjan.com + receive 2 extra cards for friends and family + receive a shipped** case of Ginjan + enjoy a 10% discount code to share with more friends and family.

$5000-24999 — Receive the Power Card (Amber) that allows you 15% discount at Ginjan Café and drinkginjan.com + receive 3 extra cards for friends and family + receive 2 shipped** cases of Ginjan as well as truly exclusive swag + enjoy a 15% discount code to share with more friends and family.

$25,000+ Receive the Vibranium Card (Slate) that allows you 20% discount at Ginjan Café and drinkginjan.com + receive 4 extra cards for friends and family + receive 2 shipped** cases of Ginjan as well as truly exclusive swag + enjoy a 20% discount code to share with more friends and family.

**All perks occur after the offering is completed.*

***Cases are shipped to anywhere in the US & Canada.*

The 10% Bonus for StartEngine Shareholders

Ginjan Bros, Inc will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that we cannot anticipate at this moment. This may include fees and expenses we incurred in marketing this equity crowdfunding, and other expenses during our day to day operations that we cannot reasonable anticipate at the moment. Hence the reason for budgeting for miscellaneous expenditures and capital reserves. Additionally, given that Ginjan Bros, Inc. will absorb and assume all the assets and liabilities of Ginjan Bros, LLC. As such, we will use some of the proceeds to service debt accrued by Ginjan Bros, LLC. Below is the list of debts currently held by Ginjan Bros, LLC that will be assumed by Ginjan Bros, Inc. Debt Issuer: American Entrepreneurship Award Relationship to Ginjan Bros: Grant maker / Creditor Debt type: Grant or interest free debt Debt maturity: 12.31.2021 Interest rate: 0% Opening balance: $25,000.00 Current balance (as of 09.06.2018): $20,000.00 Repayment schedule: $5,000.00 annually in one lump sum Debt Issuer: Kiva.org Relationship to Ginjan Bros: Creditor Debt type: Interest free debt Debt maturity: 05.26.2019 Interest rate: 0% Opening balance: $10,000.00 Current balance (as of 09.06.2018): $2,500.46 Repayment schedule: $277.77 monthly Debt Issuer: Nora Lamraidi Relationship to Ginjan Bros: Wife and Sister-in-law of Co-founders Mohammed Diallo and Ibrahima Diallo, respectively. Debt type: Interest free family debt Debt maturity: flexible Interest rate: 0% Opening balance: $50,000.00 Current balance (as of 09.06.2018): $50,000.00 Repayment schedule: N/A $74,500.46 is the total amount that will be assumed by Ginjan Bros, Inc. upon successful completion of this financing event; and the subsequent absorption of Ginjan Bros, LLC.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

_____*FedEx Video*

*Transcript*_____

Ginjan Bros,

Presented by FedEx.

In many ways for us we are living the American dream right now. It's something that a lot of immigrants that come here strive for and never get to, and even Americans that are born here strive for and never get to. We feel very lucky to be here in NYC the melting pot. I don't think we could have done this anywhere else in the world. And it's just that we feel, I feel very blessed and lucky to be here.

My mom and my dad as well made sure to always impart to us that it's extremely important to be an entrepreneur to actually build or bring ideas to life, essentially be the change you want to see in the world if you want to be a little cliche. Since we always wanted to be entrepreneurs, we were always looking for that one idea, that one idea that we're passionate about that we'll go out there for and just fight for it. Ginjan juice is a traditional beverage that we grew up drinking in Africa. It's been around for thousands of years and it's something we grew up drinking. When we moved to the States, we realized that it was almost impossible to get a quality drink. And we looked at each other at that moment and said, we should make this drink!

When we decided to make this ginger juice, we literally had no idea what to do. We didn't even know where to start. So what do you do when you don't know what to do? You call Mom!

So we called our Mother and we took here recipe, and from there we went to work. Ginjan is made with: fresh ginger, cold-pressed pineapples, fresh-squeezed lemons, vanilla, anise, and organic cane sugar; and it's fantastic. So this our mother's recipe, her mother's recipe, and our great great great grand mother, so it goes all the way back. It's something that's been made from household to household. For a lot of people this would be the first time they've gotten introduced to an African product. Often times when people try this, their reaction is "Oh My God! I've never had anything like this!". I love to hear people say they've never had anything like it because that's, you know, that's exactly what we hoped that we're sharing because it means we're bringing a new experience to people, and that's, that's important to us.

Making this juice together is really our time to be together, you know prior to this we were both working very often, we saw each other maybe once a week. You don't realize it but it's, it's terrible to have your only family member and you don't even get to see each other. So... this is the longest stretch of time that we end up spending together is in the kitchen. It was our time to share ideas, talk about our next best marketing strategy, we finish around 5-6am, I go home take a shower, get into my nicest suit and go to work. While I'm working he's doing demos, meeting with store managers, going to FedEx ship center to fulfill our website orders, and typically that's how a day is. We stay busy all day, there's always something more to do. It, it brings me a lot of joy, knowing that my brother and I made something good enough for someone to be willing to give us their hard earned money for, and we're very... uh, it's very gratifying! So that's, that's the best thing I've gotten out of being an entrepreneur. Being a minority entrepreneur in America, or just and entrepreneur in America. This is till a great time to be a business owner, or to launch a business. You have local business out there, if they see you're passionate enough and you work hard enough, they're willing to support you to help you. You have corporate companies such as FedEx with grants out there trying to help small businesses like ours. The FedEx small business grant is the perfect example. We're a very small company, we just only now started promoting our online website, however it did not matter, we're a young small business that, that was working hard to grow, to do well, and we were grant winners, which to me is... I still cannot believe it, I'm pinching myself.

So, to be brief, for a young black muslim guy to be the national grant winner for FedEx shows you how amazing this country is. If there's just one example of the American dream, we've experienced it. So you just need to work hard, you need to believe in what you do, and go out and get it done, you can make it here. If you're out there thinking of following your own dream, launching your own business, do it. Because this is still a beautiful time.

FedEx is proud to support small businesses like Ginjan, our 2016 small business grand prize winner.

_____Video 2: Supercut

Video_____

- Wendy segment:

So, I feel better today than I did yesterday. [crowd applause]

I got all my doctors lined up for those of you who only thing I only got checked out by a paramedic, oh are you out of your mind!? I got a team. Anyway, but this drink right here is part of my rescue, it's uh GinJan. "J" "A" "N" It's from uh Guinea in Africa, it's so delicious, it's based in uh all ginger, it burns when it goes down but tastes delicious. Thank you Ginjan Bros for sending this to me! [crowd applause]

- Whole Foods Market segment:

Hi I'm Mohammed, I'm rahim; we are the co-founders of Ginjan Bros.

Ginjan Bros is a Harlem based beverage company that develops and brings to market traditional African beverages that are good for you and delicious. We've lived in Harlem for year now and we're very familiar with the neighborhood and the community organizations that reside here. We make our products here, we started selling it here and it was, you know, the first platform we got to expose our product to the community at large, and we love that about Harlem simply because it's a very diverse community here. It's the greatest place on earth!

- James Beard Award 2018 — Chicago segment:

Text on screen: James Beard Award 2018 — Chicago

Text on screen: Ginjan x James Beard Award — May 7, 2018

Text on screen: Chef's night out

Text on screen: Gala Night

Text on screen: Ginjan x Hendrick's Gin

Text on screen: Special thanks to James Beard Foundation. Hendrick's. A most unusual Gin.

Text on screen: *drinkginjan.com*

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at 08/11/2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Big Apple Tax Return, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity.</u>

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS

OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

> (a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 15% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
>
> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
>
> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
>
> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
>
> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
>
> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
>
> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

    (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at 08/11/2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Big Apple Tax Return, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the

amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity.</u>

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

| This Subscription is accepted on %%TODAY%%. | %%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%% |

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 15% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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